
DOUG PIFER

EAGLE FINANCIAL SERVICES, INC.
ANNUAL REPORT 2005

ABOUT THE COVER ARTIST -

Doug Pifer, a White Post, Virginia resident, was commissioned to create this year's Annual Report cover. Mr. Pifer has illustrated 20 books and his art has appeared in 18 different magazines, including Outdoor Life. Mr. Pifer also writes a regular column for the Clarke Times-Courier.

The watercolor features a bald eagle alighting in an American sycamore that grows by the banks of the Shenandoah River in Clarke County.

LETTER TO THE SHAREHOLDERS

Throughout this Annual Report are images of the bank's history that are included in the book "Since 1881".

This page - an 1884 deposit ticket, Bank of Clarke County at the corner of Main and Church Streets circa 1909 and Ammashaddi Moore, Jr., Bank of Clarke County's first President.

Dear Shareholders:

It is with great pleasure that I represent the 185 employees and directors of Eagle Financial Services, Inc. and Bank of Clarke County in presenting to you our Annual Report for 2005. Looking back over the past year, I am reminded of the bold but attainable goals we set for ourselves. After a year of exceptional effort focused on achieving these goals, I am proud to say that we met them and I am looking forward to setting aggressive yet achievable goals for 2006.

During February 2006, your Board of Directors declared a two-for-one stock split of the common stock, payable on March 15, 2006. The stock's price performance during 2005 attained a level which justified this decision. As required, the share and per share amounts presented in this Annual Report, including the Form 10-K and Proxy, have been adjusted to reflect the stock split. This stock split indicates the Company's confidence in its long term financial success and should increase the liquidity of the Company's common stock by making the shares more affordable to a larger number of investors. Based on the comments from shareholders, the stock split was a resounding success.


Deposited by
BANK OF CLARKE COUNTY.
Berryville, Va. April 8 1884

	Dollars	Cents.
Bills	100	
Checks		
do		
do		
do		
do		
$		





T. W. Whitaker, Pub. CHURCH ST., BERRYVILLE, VA. BANK OF CLARKE COUNTY

Our common stock dividend for 2005 was 50¢ per share, compared to 42¢ in 2004, an increase of 19%. The dividend graph on page 7 illustrates the growth of our per share dividend. The annual per share dividend has increased 79% over the last five years, from 28¢ during 2001.

Our Bank had another record-breaking year in 2005 across a broad spectrum of categories. Net income was $5.6 million and finished the year over $1.0 million higher than our 2004 record-breaking year. Earnings per share for 2005 was $1.84, compared to $1.53 in 2004, an increase of 20%. Earnings per share over the past five years are represented in the accompanying graph on page 7.

Managed growth in assets, deposits and loans have been driving the steady increases in net income. Assets finished the year at $467 million, more than doubling the size of the Company in the last five years, increasing by 138% from total assets of $196 million at year-end 2000. Likewise, our loan portfolio has more than doubled in the same time period, from $142 million in 2000 to $356 million in 2005, a 151% increase. This growth was accomplished while maintaining a high level of credit quality, as reflected in the amount of past due loans and net charge-offs. Deposit growth was equally impressive, finishing 2005 at $373 million.

This page:
A gathering of Directors circa 1922 (from left);
M. W. Jones
J. H. Bell
R. B. Whiting
Harry C. Warden
C. T. Hardesty

Metal banks were used during the 1930's to save change at home and bring into the bank when full for deposit.

Bank of Clarke County circa 1915.


BANK


INTEREST DEPARTMENT
BANK OF CLARKE COUNTY
BERRYVILLE, VA.
BANK OF CLARKE COUNTY



We anxiously awaited the FDIC's current market share figures for Clarke County, Frederick County and the City of Winchester and learned in 2005 that Bank of Clarke County moved up to 2nd and increased its market share to 18.1% by capturing additional deposits. BB&T retianed the number one position with 33.2% of the market while Wachovia Bank fell behind us with 17.7% share of market.

As of the printing of this letter to the shareholders, Round Hill Crossing is open for business bringing the number of full service Bank of Clarke locations to 11. This newest branch is located at 110 Crock Wells Mill Drive on Route 50 West in Winchester. High traffic counts and continued commercial growth make this area ripe for retail development. We felt that the positioning of this branch was a strategic necessity, and we expect it to meet its performance goals. We also completed an extensive remodeling of our Stephens City branch in 2005 with an eye to increased efficiency and security, as well as aesthetic improvements. The results are impressive and the customers have indicated that the changes meet with their approval.

This page:
(from left) Roy Potts (President #3) and his wife Hazel pose with Floyd McWilliams, Sr. (President #4) and his wife Ethel at the Bank's 75th Anniversary celebration.

A small ink blotter advertising the service of safe deposit boxes.

This savings bank was used by customers during the 1940's, encouraging them to save their coins and "end with a barrel of money".


BANK OF CLARKE COUNTY
BERRYVILLE, VA.
for a Carefree vacation
Rent a Safe Deposit Box.
• Bank by mail while you're away
• Use our travelers checks
BANK OF CLARKE COUNTY
OFFICE AT BOYCE, VIRGINIA
BERRYVILLE, VIRGINIA
Member Federal Deposit Insurance Corporation

We continue to assess customer needs and wants and adjust our extensive product line accordingly. Recently, we have introduced free online bill payment to our customers as well as the ability to view check images online. We have also eliminated the fee we charge customers when using an ATM owned by someone else, opening up access to many new ATM's around the region without cost from Bank of Clarke.

Our dedication to training continues unabated. Recent courses provided to our employees include regulatory changes, technology issues and using the tools available to employees to deliver the level of customer service we expect from them. Additional training has resulted from increased pressure to implement labor-intensive programs, such as the Patriot Act and the


LONSON
STEEL COIN BOX

This picture shows a collection of office equipment that was used extensively in the past by many of our employees.

Gramm-Leach-Bliley Act which are directives from the federal government.

In April of this year, we celebrate an important milestone in the life of Bank of Clarke County - our 125th anniversary, or Quasquicentennial. We are currently the fifth oldest bank in the Commonwealth of Virginia and the oldest bank in our market, a position that makes us extremely proud. As a way of marking the moment in an appropriate way, an extensive history of the bank titled "Since 1881", authored by John Hudson, has been published. This 176 page hardbound book will debut at our annual shareholders' meeting on May 17th, and we expect it to become a local bestseller. You will learn many details about our history that have been buried in old minute books and old newspaper coverage since our early years of operation.



Gem
SAVINGS DEP
RENE
BANK OF CLA
120 DAYS
INTEREST AT
THE BANK OF CLARKE COUNTY
BERRYVILLE, VA

As I close my letter, I want to continue to encourage you to refer your family, friends and business associates to Bank of Clarke County. We look forward to your referral efforts and make every effort to expeditiously follow up on those leads. As investors, we all have a stake in expanding our customer base and the resulting financial benefits.

Finally, on behalf of all the hardworking and dedicated employees and directors of the Bank, I would like to thank you for your support and your interest in the successful future of Eagle Financial Services, Inc. and Bank of Clarke County. I wish every shareholder a very happy 125th anniversary!

Sincerely,

John R. Milleson
President and Chief Executive Officer

The mission of Bank of Clarke County is to build solid, sustainable relationships with:

OUR CUSTOMERS, by providing highly personalized customer service, a network of conveniently placed branches and ATMs, a competitive variety of products/services and courteous, professional employees,

OUR EMPLOYEES, by providing generous benefits, a positive work environment, advancement opportunities and incentives to exceed expectations,

OUR COMMUNITIES, by participating in local concerns, providing monetary support, supporting employee volunteerism and providing employment opportunities,

OUR SHAREHOLDERS, by providing sound profits and returns, sustainable growth, regular dividends and committing to our local, independent status.

SELECTED GRAPHS

NET INCOME (in thousands)



2,445
3,544
4,037
4,610
5,612
01
02
03
04
05

EARNINGS PER SHARE, Diluted



0.84
1.21
1.36
1.53
1.84
01
02
03
04
05

DIVIDENDS PAID



0.28
0.32
0.38
0.42
0.50
01
02
03
04
05

ASSETS (in millions)



238
293
352
414
467
01
02
03
04
05

LOANS (in millions)



180
226
277
311
356
01
02
03
04
05

DEPOSITS (in millions)



197
237
276
338
373
01
02
03
04
05



EAGLE FINANCIAL SERVICES, INC. AND BANK OF CLARKE COUNTY BOARD OF DIRECTORS-

Seated, left to right:
Lewis M. Ewing - Vice Chair, Retired Banker
John D. Hardesty - Chair, Partner/Manager of John O. Hardesty & Son
John R. Milleson - President/CEO, Eagle Financial Services and Bank of Clarke County
Mary Bruce Glaize - Homemaker, Local Volunteer
Standing, left to right:
Thomas T. Gilpin - President, Lenoir City Company
James T. Vickers - Chief Executive Officer, Oakcrest Companies
Thomas T. Byrd - Publisher, The Winchester Star
James R. Wilkins, Jr. - Vice President, Silver Lake Properties, Inc., Silver Lake, LLC and JRW Properties & Rentals, Inc.
Robert W. Smalley, Jr. - President, Smalley Package Company
Not Pictured:
Randall G. Vinson - Pharmacist/Owner, Berryville Pharmacy

EAGLE FINANCIAL SERVICES, INC. AND BANK OF CLARKE COUNTY EXECUTIVE OFFICERS -

Eagle Financial Services, Inc.:
John R. Milleson - President/CEO
James W. McCarty, Jr. - Vice President/CFO/Secretary/Treasurer
Bank of Clarke County:
John R. Milleson - President/CEO
Jeffrey S. Boppe - Senior Vice President/Senior Loan Officer
Kaley P. Crosen - Vice President/Human Resources
John E. Hudson - Senior Vice President/Marketing Director
Laura H. Lloyd - Vice President/Branch Operations
James W. McCarty, Jr. - Senior Vice President/CFO
Elizabeth M. Pendleton - Senior Vice President/Senior Trust Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

Commission file number: 0-20146

EAGLE FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Virginia	**54-1601306**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2 East Main Street	
P.O. Box 391	
Berryville, Virginia	**22611**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(540) 955-2510**

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $2.50
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting common equity held by non-affiliates of the registrant at June 30, 2005 was $61,745,640.

The number of shares of the registrant's Common Stock outstanding at March 1, 2006 was 3,075,650.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2006 Annual Meeting of Shareholders are incorporated by reference into Part III.

EAGLE FINANCIAL SERVICES, INC.
INDEX TO FORM 10-K

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

General

Eagle Financial Services, Inc. (the "Company") is a bank holding company that was incorporated in 1991. The company is headquartered in Berryville, Virginia and conducts its operations through its subsidiary, Bank of Clarke County (the "Bank"). The Bank is chartered under Virginia law.

The Bank has ten full-service branches and one drive-through only facility. The Bank's main office is located at 2 East Main Street in Berryville, Virginia. The Bank opened for business on April 1, 1881. The Bank has offices located in Clarke County, Frederick County, and the City of Winchester. This market area is located in northwestern Virginia, approximately 60 miles west of Washington, D.C. The total population of the Bank's market area is approximately 100,000. The local economy is growing and is driven by a number of industries including manufacturing, agriculture, and construction.

The Bank offers a wide range of retail and commercial banking services, including demand, savings and time deposits and consumer, mortgage and commercial loans. The Bank also has a credit card program which offers credit cards and merchant services to customers. The Bank has sixteen ATM locations in its trade area and issues both ATM cards and Debit cards to deposit customers. These cards can be used to withdraw cash at most ATM's through the Bank's membership in both regional and national networks. These cards can also be used to make purchases at retailers who accept transactions through the same regional and national networks. The Bank offers both telephone banking and internet banking to its customers. Both of these services can be used by consumer and commercial customers to research account information and transfer funds between accounts. The internet banking also offers online bill payment to consumer and commercial customers.

The Bank operates a full-service trust department. The Trust Department offers a full range of personal and retirement plan services. These include serving as agent for bill paying and custody of assets, as investment manager with full authority or advisor, as trustee or co-trustee for trusts under will or under agreement, as trustee of a life insurance trust, as guardian or committee, as agent under a power of attorney, as executor or co-executor, as custodian or investment advisor for individual retirement plans, and as trustee or trust advisor for corporate retirement plans such as profit sharing and 401(k) plans. The Bank also has a division, Eagle Investment Services, which sells non-deposit investment products through a third party provider, UVEST Investment Services.

In addition to the Bank, the Company has a wholly owned subsidiary, Eagle Financial Statutory Trust I, which was formed in connection with the issuance of $7,000,000 in trust preferred securities in May 2002. The Company is also a general partner in a low income housing project. The Company's subsidiary, Bank of Clarke County, is a partner in Bankers Title Shenandoah, LLC, which sells title insurance and is an investor in Virginia Bankers Insurance Center, LLC, which serves as the broker for insurance sales through its member banks.

Employees

The Bank, including Eagle Investment Services, had 39 officers, 108 other full-time and 27 part-time employees (or 157 full-time equivalent employees) as of December 31, 2005. None of the Bank's employees are represented by a union or covered under a collective bargaining agreement. The Company considers relations with its employees to be excellent.

SEC Filings

The Company maintains an internet website at *www.bankofclarke.com*. Shareholders of the Company and the public may access the Company's periodic and current reports (including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports) filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, through the "Investor Relations" section of the Company's website. The reports are made available on this website as soon as practicable following the filing of the reports with the SEC. The information is free of charge and may be reviewed, downloaded and printed from the website at any time.

Credit Policies

The lending activities are performed, and the credit policy issues are administered, by the Bank. The principal risk associated with the Bank's loan portfolio is the creditworthiness of its borrowers. In an effort to manage this risk, the Bank's policy gives loan amount approval limits to individual loan officers based on their position and level of experience. Credit risk is increased or decreased, depending on the type of loan and prevailing economic conditions. In consideration of the different types of loans in the portfolio, the risk associated with real estate mortgage loans, commercial loans and consumer loans varies based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay debt.

The Company has written policies and procedures to help manage credit risk. The Company utilizes a loan review process that includes formulation of portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to establish loss exposure and to ascertain compliance with the Bank's policies.

The Bank uses a Directors Loan Committee and lending limits approved by the Directors Loan Committee to approve loan requests. The loan officers are categorized based on the amount of secured and unsecured lending authority they possess. The highest authority (Category I) is comprised of the Bank's Chief Executive Officer, the Senior Loan Officer, and the Associate Senior Loan Officer. There are six additional categories (Categories II, III, IV, V, VI and VII) with different amounts of secured and unsecured authority. Two officers in Category I may combine their authority to approve a loan request of up to $1,600,000 secured or $800,000 unsecured. An officer in Category II, III, IV, V, or VI may combine his or her authority with one officer in a higher category to approve a loan request. Any loan request which exceeds the combined authority of the categories must be presented to the Directors Loan Committee. The Directors Loan Committee, which currently consists of four directors (three directors constitute a quorum, of whom any two may act), approves loan requests which exceed the combined authority of two loan officers as described above. The minimum amount which requires Director Loan Committee approval, which is derived by combining the authorities of a Category I and Category VI officer, is $825,000 secured and $405,000 unsecured. The Directors Loan Committee also reviews and approves changes to the Bank's Loan Policy as presented by management.

The following sections discuss the major loan categories within the total loan portfolio:

One-to-Four-Family Residential Real Estate Lending

Residential lending activity may be generated by the Bank's loan officer solicitations, referrals by real estate professionals, and existing or new bank customers. Loan applications are taken by a Bank loan officer. As part of the application process, information is gathered concerning income, employment and credit history of the applicant. The valuation of residential collateral is provided by independent fee appraisers who have been approved by the Bank's Directors Loan Committee. In connection with residential real estate loans, the Bank requires title insurance, hazard insurance and, if applicable, flood insurance. In addition to traditional residential mortgage loans secured by a first or junior lien on the property, the Bank offers home equity lines of credit.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in the Bank's market area, including multi-family residential buildings, commercial buildings and offices, small shopping centers and churches. Commercial real estate loan originations are obtained through broker referrals, direct solicitation of developers and continued business from customers. In its underwriting of commercial real estate, the Bank's loan to original appraised value ratio is generally 80% or less. Commercial real estate lending entails significant additional risk as compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the repayment of loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or the economy, in general. The Bank's commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness, prior credit history and reputation, and the Bank typically requires personal guarantees or endorsements of the borrowers' principal owners.

Construction and Land Development Lending

The Bank makes local construction loans, primarily residential, and land acquisition and development loans. The construction loans are secured by residential houses under construction and the underlying land for which the loan was obtained. The average life of most construction loans is less than one year and the Bank offers both fixed and variable rate interest structures. The interest rate structure offered to customers depends on the total amount of these loans outstanding and the impact of the interest rate structure on the Bank's overall interest rate risk. There are two characteristics of construction lending which impact its overall risk as compared to residential mortgage lending. First, there is more concentration risk due to the extension of a large loan balance through several lines of credit to a single developer or contractor. Second, there is more collateral risk due to the fact that loan funds are provided to the borrower based upon the estimated value of the collateral after completion. This could cause an inaccurate estimate of the amount needed to complete construction or an excessive loan-to-value ratio. To mitigate the risks associated with construction lending, the Bank generally limits loan amounts to 80% of the estimated appraised value of the finished home. The Bank also obtains a first lien on the property as security for its construction loans and typically requires personal guarantees from the borrower's principal owners. Finally, the Bank performs inspections of the construction projects to ensure that the percentage of construction completed correlates with the amount of draws on the construction line of credit.

Commercial and Industrial Lending

Commercial business loans generally have more risk than residential mortgage loans, but have higher yields. To manage these risks, the Bank generally obtains appropriate collateral and personal guarantees from the borrower's principal owners and monitors the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate.

Consumer Lending

The Bank offers various secured and unsecured consumer loans, which include personal installment loans, personal lines of credit, automobile loans, and credit card loans. The Bank originates its consumer loans within its geographic market area and these loans are generally made to customers with whom the Bank has an existing relationship. Consumer loans generally entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral on a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and from any verifiable secondary income. Although creditworthiness of the applicant is the primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

Competition

There is competition for both loans and deposits within the Company's trade area. Competition for loans comes from other commercial banks, savings banks, credit unions, mortgage brokers, finance companies, insurance companies, and other institutional lenders. Competition for deposits comes from other commercial banks, savings banks, credit union, brokerage firms, and other financial institutions. Based on total deposits at June 30, 2005 as reported to the FDIC, the Company has 18.1% of the total deposits in its market area, which is the second largest share behind BB&T.

Supervision and Regulation

General. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. It is also subject to regulation, supervision and examination by the Federal Reserve Board. Other federal and state laws, including various consumer and compliance laws, govern the activities of the Bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following sections summarize the significant federal and state laws applicable to the Company and its subsidiaries. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act. Under the Bank Holding Company Act, the Company is subject to periodic examination by the Federal Reserve and required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require. Activities at the bank holding company level are limited to the following:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act, which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Although the Company has not elected to become a financial holding company in order to exercise the broader activity powers provided by the GLBA, the Company may elect do so in the future.

Payment of Dividends. The Company is a legal entity separate and distinct the Bank. The majority of the Company's revenues are from dividends paid to the Company by the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Company does not expect that any of these laws, regulations or policies will materially affect the ability of the Bank to pay dividends. During the year ended December 31, 2005, the Bank declared $1.20 million in dividends payable to the Company.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

Insurance of Accounts, Assessments and Regulation by the FDIC. The deposits of the Bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of the Bank subsidiary are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC.

The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors, including supervisory evaluations. For example, depository institutions insured by the BIF that are "well capitalized" and that present few or no supervisory concerns are required to pay only the statutory minimum assessment of $2,000 annually for deposit insurance, while all other banks are required to pay premiums ranging from .03% to .27% of domestic deposits. These rate schedules are subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time.

The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. The Company is not aware of any existing circumstances that could result in termination of any of the Bank's deposit insurance.

Capital Requirements. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital", which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In sum, the capital measures used by the federal banking regulators are as follows:

- the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the leverage ratio.

Under these regulations, a bank will be classified as follows:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8% or greater, a Tier 1 Capital ratio of less than 4% - or 3% in certain circumstances;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan acceptable to the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Bank presently maintains sufficient capital to remain well capitalized under these guidelines.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. For example, under the requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

Federal Reserve System. In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution.

The reserve percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions.

Loans to Insiders. The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act. Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fair Lending; Consumer Laws. In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity .

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, the new law makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The new law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Bank Secrecy Act. Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect, involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The USA PATRIOT Act of 2001, enacted in response to the September 11, 2001 terrorist attacks, requires bank regulators to consider a financial institution's compliance with the BSA when reviewing applications from a financial institution. As part of its BSA program, the USA PATRIOT Act also requires a financial institution to follow recently implemented customer identification procedures when opening accounts for new customers and to review lists of individuals and entities who are prohibited from opening accounts at financial institutions.

Future Regulatory Uncertainty. Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, the Company cannot forecast how federal regulation of financial institutions may change in the future and impact its operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, the Company fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

Item 1A. Risk Factors

The Company is subject to many risks that could adversely affect our future financial condition and performance and, therefore, the market value of our securities. The risk factors applicable to us are as follows:

The Company may not be able to successfully manage its growth or implement its growth strategy, which may adversely affect results of operations and financial condition.

A key component of the Company's business strategy is to continue to grow and expand. The Company's ability to grow and expand depends upon its ability to open new branch locations, attract new deposits to the existing and new branch locations, and identify attractive loan and investment opportunities.

The Company may not be able to implement its growth strategy if it is unable to identify attractive markets or branch locations. Once identified, successfully managing growth will depend on integrating the new branch locations while maintaining adequate capital, cost controls and asset quality. As this growth strategy is implemented, the Company will incur construction costs and increased personnel, occupancy and other operating expenses. Because these costs are incurred before new deposits and loans are generated, adding new branch locations will initially decrease earnings, despite efficient execution of this strategy.

The Company's success depends upon its ability to compete effectively in the banking industry.

The Company's banking subsidiary faces competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. Certain divisions within the banking subsidiary face competition from wealth management and investment brokerage firms. A number of these banks and other financial institutions are significantly larger and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

The Company's success depends upon its ability to manage interest rate risk.

The profitability of the Company depends significantly on its net interest income, which is the difference between the interest earned on loans, securities and other interest-earning assets, and the interest paid on deposits and borrowings. Changes in interest rates will affect the rates earned on securities and loans and rates paid on deposits and other borrowings. The Company attempts to minimize, but cannot eliminate, its exposure to interest rate risk because the factors which cause interest rate risk are beyond the Company's control. These factors include competition, federal economic, monetary and fiscal policies, and general economic conditions. The Company believes that its current interest rate exposure is manageable and does not present any significant negative exposure to interest rate changes.

The Company's concentration in loans secured by real estate may increase its credit losses, which would negatively affect our financial results.

At December 31, 2005, loans secured by real estate totaled $297,017,000 or 83.5% of the Company's loan portfolio. A major change in the local real estate market or in the local or national economy could adversely affect borrowers' ability to pay these loans, which could negatively affect the Company's financial performance. The Company attempts to limit its exposure to this risk by applying good underwriting practices at origination, evaluating the appraisals used to establish property values, and routinely monitoring the financial condition of borrowers. The local real estate market remains strong and the Company is comfortable with its exposure to fluctuations in real estate values.

The Company could be adversely affected by economic conditions in its market area.

The Company's branches are located in the counties of Clarke and Frederick and the City of Winchester. The local economy is very strong and these areas have some of the lowest unemployment rates in the state of Virginia. A significant decline in economic conditions caused by inflation, recession, unemployment or other factors beyond our control would negatively impact the Company's financial condition and performance. These changes could influence the growth rates of loans and deposits, the asset quality of the loan portfolio, and pricing of loans and deposits.

The Company relies heavily on its senior management team and the unexpected loss of key officers could adversely affect operations.

The Company believes that its growth and success depends heavily upon the skills of its senior management team. The Company also depends on the experience of its subsidiary's officers and on their relationships with the customers they serve. The loss of one or more of these officers could disrupt the Company's operations and impair its ability to implement its business strategy, which could adversely affect the Company financial condition and performance.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The company owns or leases buildings which are used in normal business operations. The following list contains information about the business locations of the Company. Information about the functional purpose of the location and whether the location is owned or leased is included in the list. The Company believes that its properties are maintained in good operating condition and are suitable and adequate for its purposes.

Corporate Headquarters:

2 East Main Street Berryville, Virginia 22611 County of Clarke	The main office, owned by the Bank, is a two-story building of brick construction. It houses a full-service branch location, including lending services. In addition, it houses the Bank's Trust, Operations, Information Technology, Finance, Human Resources, and Marketing Departments. This location has an ATM, but no drive-up banking.

Banking Locations:

108 West Main Street Boyce, Virginia 22620	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking, but no ATM.
202 North Loudoun Street Winchester, Virginia 22601	This location, owned by the Bank, is a three-story brick building that was acquired in 2003. The first floor houses the branch services, including drive-up banking and a drive-up ATM. Also on this floor are employees of the Bank's investment services division. The Bank's loan department is located on the second floor, which includes loan officers, loan operations and collections. The basement of this location has been renovated to serve as a training facility for the Bank. The third floor is currently leased to several businesses whose leases the Bank assumed at purchase.
400 McNeil Drive Berryville, Virginia 22611	This location, owned by the Bank, offers drive-up banking only. It also has a drive-up ATM.
1508 Senseny Road Winchester, Virginia 22602	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a drive-up ATM.
1460 North Frederick Pike Winchester, Virginia 22602	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a drive-up ATM.
3360 Valley Pike Winchester, Virginia 22602	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a drive-up ATM.
1879 Berryville Pike Winchester, Virginia 22602	The Bank leases the land on which this branch was constructed. This location has a full-service lobby, including lending services. It also has drive-up banking and a drive-up ATM.
382 Fairfax Pike Stephens City, Virginia 22655	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a walk-up ATM.
625 East Jubal Early Drive Winchester, Virginia 22601	The Bank leases this location. It has a full-service lobby, including lending services. It also has drive-up banking and a walk-up ATM.
190 Campus Boulevard, Suite 120 Winchester, Virginia 22601	This Bank leases this branch office, which is located within a regional medical center. This location has a full-service lobby, including lending services and a walk-up ATM. This location does not have drive-up banking.
110 Crock Wells Mill Drive Winchester, Virginia 22603	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a walk-up ATM. This branch opened during March 2006.

Other Properties:

40 West Piccadilly Street Winchester, Virginia 22601	The branch located at this address was moved during January 2004 to 202 North Loudoun Street. The Bank intends to hold this property for future growth. The space that was utilized by the Bank is currently leased to two businesses.
2555 Pleasant Valley Road Winchester, Virginia 22601	This property was purchased during 2002 to serve as a future branch site. The Bank has not determined when construction will begin on this location.
18 North Church Street Berryville, Virginia	This building is currently leased as office space. The Bank intends to hold this property for future growth.

Item 3. Legal Proceedings

During the normal course of business, various legal claims arise from time to time which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders through the solicitation of proxies or otherwise during the fourth quarter of the fiscal year covered by this report.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is not listed for trading on a registered exchange or quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ). Shares of the common stock of the Company are traded on the over-the-counter (OTC) market and quoted on the OTC Bulletin Board under the symbol "EFSI." The OTC Bulletin Board provides information about the common stock to professional market makers who match sellers with buyers. Securities brokers can obtain information from the OTC Bulletin Board when working with clients. When a client decides to initiate a transaction, the broker will contact one of the stock's market makers.

The Company has a limited record of trades involving its common stock in the sense of "bid" and "ask" prices or in highs and lows. The effort to accurately disclose trading prices is made more difficult due to the fact that price per share information is not required to be disclosed to the Company when shares of its stock have been sold by holders and purchased by others. The table titled "Common Stock Market Price and Dividend Data" summarizes the high and low sales prices of shares of the Company's common stock on the basis of trades known to the Company (including trades through the OTC Bulletin Board) and dividends declared during 2005 and 2004. The Company may not be aware of the per share price of all trades made. Amounts in the table have been adjusted to reflect the two-for-one stock split of the Company's common stock on March 15, 2006.

Common Stock Market Price and Dividend Data

	2005		2004		Dividends Per Share	
	High	Low	High	Low	2005	2004
1st Quarter	$22.63	$21.05	$24.88	$22.93	$0.11	$0.10
2nd Quarter	24.00	21.88	23.90	21.15	0.12	0.10
3rd Quarter	26.00	24.00	22.75	20.40	0.13	0.11
4th Quarter	28.50	25.75	23.00	21.50	0.14	0.11

As of March 1, 2006, the Company had approximately 1,245 shareholders of record.

The Company has historically paid dividends on a quarterly basis. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Company's Board of Directors. Some of the factors affecting the payment of dividends on the Company's common stock are operating results, financial condition, capital adequacy, regulatory requirements and shareholders returns. For additional information, see "Supervision and Regulation – Payment of Dividends" in Item 1. above.

The Company did not repurchase any shares of its common stock during the fourth quarter of 2005 and otherwise does not have any stock buy-back programs.

Item 6. Selected Financial Data

The following table presents selected financial data, which was derived from the Company's audited financial statements for the periods indicated.

	December 31,				
	2005	2004	2003	2002	2001
	(dollars in thousands, except per share amounts)				
Income Statement Data:					
Interest and Dividend Income	$ 23,804	$ 19,288	$ 17,148	$ 15,970	$ 14,514
Interest Expense	6,883	4,395	3,972	4,618	6,012
Net Interest Income	$ 16,921	$ 14,893	$ 13,176	$ 11,352	$ 8,502
Provision for Loan Losses	620	525	650	700	713
Net Interest Income after Provision for Loan Losses	$ 16,301	$ 14,368	$ 12,526	$ 10,652	$ 7,789
Noninterest Income	5,166	4,766	3,920	3,468	2,984
Net Revenue	$ 21,467	$ 19,134	$ 16,446	$ 14,120	$ 10,773
Noninterest Expenses	13,445	12,522	10,649	9,082	7,376
Income before Income Taxes	$ 8,022	$ 6,612	$ 5,797	$ 5,038	$ 3,397
Applicable Income Taxes	2,410	2,002	1,760	1,494	952
Net Income	$ 5,612	$ 4,610	$ 4,037	$ 3,544	$ 2,445
Performance Ratios:					
Return on Average Assets	1.28%	1.22%	1.26%	1.33%	1.15%
Return on Average Equity	16.57%	15.42%	15.47%	15.47%	12.04%
Shareholders' Equity to Assets	7.71%	7.73%	8.06%	8.34%	9.04%
Dividend Payout Ratio	27.09%	27.38%	27.61%	26.51%	32.62%
Per Share Data [(1)]**:**					
Net Income, basic	$ 1.84	$ 1.53	$ 1.36	$ 1.21	$ 0.84
Net Income, diluted	1.84	1.53	1.36	1.21	0.84
Cash Dividends Declared	0.50	0.42	0.38	0.32	0.28
Book Value	11.77	10.57	9.47	8.25	7.35
Market Price	28.25	22.13	22.90	13.75	12.00
Average Shares Outstanding, Basic	3,042,204	3,007,364	2,975,970	2,939,990	2,904,832
Average Shares Outstanding, Diluted	3,044,976	3,007,930	2,976,114	2,939,990	2,904,832
Balance Sheet Data:					
Assets	$ 466,971	$ 413,811	$ 352,010	$ 292,568	$ 237,642
Loans	355,779	311,099	276,530	225,978	179,669
Securities	82,693	74,238	47,891	40,335	36,973
Deposits	373,148	338,327	275,532	236,592	197,348
Shareholders' Equity	35,995	31,969	28,366	24,402	21,473

(1) Per share amounts have been adjusted to reflect a two-for-one stock split of the Company's common stock on March 15, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The purpose of this discussion is to focus on the important factors affecting the financial condition, results of operations, liquidity and capital resources of Eagle Financial Services, Inc. (the "Company"). This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Data, of this Form 10-K.

GENERAL

The Company is a bank holding company which owns 100% of the stock of Bank of Clarke County (the "Bank"). Accordingly, the results of operations for the Company are dependent upon the operations of the Bank. The Bank conducts commercial banking business which consists of attracting deposits from the general public and investing those funds in commercial, consumer and real estate loans and corporate, municipal and U.S. government agency securities. The Bank's deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. At December 31, 2005, the Company had total assets of $466,971,000, net loans of $352,197,000, total deposits of $373,148,000 and shareholders' equity of $35,995,000. The Company's net income was $5,612,000 for the year ended December 31, 2005.

MANAGEMENT'S STRATEGY

The Company strives to be an outstanding financial institution in its market by building solid sustainable relationships with: (1) its customers, by providing highly personalized customer service, a network of conveniently placed branches and ATMs, a competitive variety of products/services and courteous, professional employees, (2) its employees, by providing generous benefits, a positive work environment, advancement opportunities and incentives to exceed expectations, (3) its communities, by participating in local concerns, providing monetary support, supporting employee volunteerism and providing employment opportunities, and (4) its shareholders, by providing sound profits and returns, sustainable growth, regular dividends and committing to our local, independent status.

OPERATING STRATEGY

The Bank is a locally owned and managed financial institution. This allows the Bank to be flexible and responsive in the products and services it offers. The Bank grows primarily by lending funds to local residents and businesses at a competitive price that reflects the inherent risk of lending. The Bank attempts to fund these loans through deposits gathered from local residents and businesses. The Bank prices its deposits by comparing alternative sources of funds and selecting the lowest cost available. When deposits are not adequate to fund asset growth, the Bank relies on borrowings, both short and long term. The Bank's primary source of borrowed funds is the Federal Home Loan Bank of Atlanta which offers numerous terms and rate structures to the Bank.

As interest rates change, the Bank attempts to maintain its net interest margin. This is accomplished by changing the price, terms, and mix of its financial assets and liabilities. The Bank also earns fees on services provided through its trust department, sales of investments through Eagle Investment Services, mortgage originations and deposit operations. The Bank also incurs noninterest expenses associated with compensating employees, maintaining and acquiring fixed assets, and purchasing goods and services necessary to support its daily operations.

The Bank has a marketing department which seeks to develop new business. This is accomplished through an ongoing calling program whereby account officers visit with existing and potential customers to discuss the products and services offered. The Bank also utilizes traditional advertising such as television commercials, radio ads, newspaper ads, and billboards.

CRITICAL ACCOUNTING POLICIES

The financial condition and results of operations presented in the Consolidated Financial Statements, the accompanying Notes to the Consolidated Financial Statements and this section depend upon the accounting policies of the Company. The selection and application of these accounting policies involves judgments, estimates, and uncertainties that are subject to change. The following paragraph discusses the accounting policy that management believes is critical to the presentation of the Company's financial condition and results of operations.

The allowance for loan losses is an estimate of the losses that may be sustained in the Company's loan portfolio. The allowance for loan losses is based on two accounting principles: (1) Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, which requires that losses be accrued when their occurrence is probable and they can be estimated, and (2) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the loan balance and the value of its collateral, the present value of future cash flows, or the price established in the secondary market. The Company's allowance for loan losses has three basic components: the formula allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when actual events occur. The formula allowance uses historical experience factors to estimate future losses and, as a result, the estimated amount of losses can differ significantly from the actual amount of losses which would be incurred in the future. However, the potential for significant differences is mitigated by continuously updating the loss history of the Company. The specific allowance is based upon the evaluation of specific loans on which a loss may be realized. Factors such as past due history, ability to pay, and collateral value are used to identify those loans on which a loss may be realized. Each of these loans is then classified as to how much loss would be realized on its disposition. The sum of the losses on the individual loans becomes the Company's specific allowance. This process is inherently subjective and actual losses may be greater than or less than the estimated specific allowance. The unallocated allowance captures losses that are attributable to various economic events which may affect a certain loan type within the loan portfolio or a certain industrial or geographic sector within the Company's market. As the loans, which are affected by these events, are identified or losses are experienced on the loans which are affected by these events, they will be reflected within the specific or formula allowances. Note 1 to the Consolidated Financial Statements provides additional information related to the allowance for loan losses.

Average Balances, Income and Expenses, Yields and Rates
(dollars in thousands)

	2005			2004			2003		
Assets:	**Average Balance**	**Interest Income/ Expense**	**Average Rate**	**Average Balances**	**Interest Income/ Expense**	**Average Rate**	**Average Balances**	**Interest Income/ Expense**	**Average Rate**
Securities:									
Taxable	$ 56,364	$ 2,333	4.14%	$ 41,093	$ 1,736	4.22%	$ 34,975	$ 1,549	4.43%
Tax-Exempt [(1)]	23,240	1,332	5.73%	13,428	796	5.93%	9,724	598	6.15%
Total Securities	$ 79,604	$ 3,665	4.60%	$ 54,521	$ 2,532	4.64%	$ 44,699	$ 2,147	4.80%
Loans:									
Taxable	327,128	20,455	6.25%	289,324	16,824	5.81%	249,218	15,049	6.04%
Tax-Exempt (1)	2,563	177	6.91%	2,272	162	7.13%	2,418	176	7.28%
Total Loans	$ 329,691	$ 20,632	6.26%	$ 291,596	$ 16,986	5.83%	$ 251,636	$ 15,225	6.05%
Federal funds sold	493	15	3.04%	6,144	93	1.51%	3,344	38	1.14%
Interest-bearing deposits in other banks	253	5	1.98%	197	2	1.02%	162	1	0.62%
Total earning assets	$ 410,041	$ 24,317	5.93%	$ 352,458	$ 19,613	5.56%	$ 299,841	$ 17,411	5.81%
Allowance for loan losses	(3,465)			(3,052)			(2,623)		
Total non-earning assets	31,002			29,895			24,211		
Total assets	$ 437,578			$ 379,301			$ 321,429		
Liabilities and Shareholders' Equity:									
Interest-bearing deposits:									
NOW accounts	$ 64,873	$ 426	0.66%	$ 72,553	$ 476	0.66%	$ 65,704	$ 567	0.86%
Money market accounts	50,218	840	1.67%	47,035	520	1.11%	41,508	483	1.16%
Savings accounts	59,105	756	1.28%	42,629	356	0.84%	27,547	155	0.56%
Time deposits:									
$100,000 and more	36,138	1,146	3.17%	27,053	546	2.02%	23,079	485	2.10%
Less than $100,000	53,612	1,571	2.93%	44,211	958	2.17%	44,438	1,069	2.41%
Total interest-bearing deposits	$ 263,946	$ 4,739	1.80%	$ 233,481	$ 2,856	1.22%	$ 202,276	$ 2,759	1.36%
Federal funds purchased and securities sold under agreements to repurchase	11,076	349	3.15%	7,423	101	1.36%	6,225	72	1.16%
Federal Home Loan Bank advances	35,617	1,316	3.69%	29,257	1,087	3.72%	20,984	811	3.86%
Trust preferred capital notes	7,217	479	6.64%	7,217	353	4.89%	7,217	330	4.57%
Total interest-bearing liabilities	$ 317,856	$ 6,883	2.17%	$ 277,378	$ 4,397	1.59%	$ 236,702	$ 3,972	1.68%
Noninterest-bearing liabilities:									
Demand deposits	84,017			70,487			56,373		
Other Liabilities	1,835			1,546			2,234		
Total liabilities	$ 403,708			$ 349,411			$ 295,309		
Shareholders' equity	33,870			29,890			26,120		
Total liabilities and shareholders' equity	$ 437,578			$ 379,301			$ 321,429		
Net interest income		$ 17,434			$ 15,216			$ 13,439	
Net interest spread			3.76%			3.97%			4.13%
Interest expense as a percent of average earning assets			1.68%			1.25%			1.32%
Net interest margin			4.25%			4.32%			4.48%

[(1)] Income and yields are reported on tax-equivalent basis using a federal tax rate of 34%.

RESULTS OF OPERATIONS

Net Income

Net income for 2005 was $5,612,000, an increase of $1,002,000 or 21.7% over 2004's net income of $4,610,000. Net income for 2004 increased $573,000 or 14.2% over 2003's net income of $4,037,000. Diluted earnings per share were $1.84, $1.53 and $1.36 for 2005, 2004 and 2003, respectively.

Return on average assets (ROA) measures how efficiently the Company uses its assets to produce net income. Some issues reflected within this efficiency include the Company's asset mix, funding sources, pricing, fee generation, and cost control. The ROA for the Company was 1.28%, 1.22% and 1.26% for 2005, 2004 and 2003, respectively. An increase in the amount of interest-earning assets and controls on noninterest expenses caused the 6 basis point increase from 2004 to 2005. A decrease in the net interest margin caused the 4 basis point decrease from 2003 to 2004.

Return on average equity (ROE) measures the utilization of shareholders' equity in generating net income. This measurement is affected by the same factors as ROA with consideration to how much of the Company's assets are funded by the shareholders. The ROE for the Company was 16.57%, 15.42% and 15.47% for 2005, 2004 and 2003, respectively.

Net Interest Income

Net interest income, the difference between total interest income and total interest expense, is the Company's primary source of earnings. Net interest income was $16,921,000 for 2005, $14,893,000 for 2004 and $13,176,000 for 2003, which represents increases of $2,028,000 or 13.6% for 2005 and $1,717,000 or 13.0% for 2004. The amount of net interest income is derived from the volume of earning assets and the rates earned on those assets as compared to the cost of funds. The table titled "Average Balances, Income and Expenses, Yields and Rates" displays the composition of interest earnings assets and interest bearing liabilities and their respective yields and rates for the years ended December 31, 2005, 2004 and 2003.

The net interest margin was 4.25% for 2005, 4.32% for 2004 and 4.48% for 2003. The net interest margin is calculated by dividing tax-equivalent net interest income by total average earnings assets. Tax-equivalent net interest income is calculated by adding the tax benefit on certain securities and loans, whose interest is tax-exempt, to total interest income then subtracting total interest expense. The tax rate used to calculate the tax benefit was 34% for 2005, 2004 and 2003. The table titled "Tax-Equivalent Net Interest Income" reconciles net interest income to tax-equivalent net interest income, which is not a measurement under GAAP, for the years ended December 31, 2005, 2004 and 2003. The decrease of 7 basis points from 2004 to 2005 in the net interest margin was due to a greater increase in the average rate on interest-bearing liabilities than the tax-equivalent yield on average earning assets. The decrease of 16 basis points from 2003 to 2004 in the net interest margin was due to a greater decrease in the tax-equivalent yield on average earning assets than the average rate on interest bearing-liabilities.

Tax-Equivalent Net Interest Income
(dollars in thousands)

	December 31,		
	2005	**2004**	**2003**
GAAP Financial Measurements:			
Interest Income - Loans	$ 20,572	$ 16,931	$ 15,165
Interest Income - Securities and Other Interest-Earnings Assets	3,232	2,357	1,984
Interest Expense - Deposits	4,739	2,856	2,759
Interest Expense - Other Borrowings	2,144	1,539	1,214
Total Net Interest Income	$ 16,921	$ 14,893	$ 13,176
Non-GAAP Financial Measurements:			
Add: Tax Benefit on Tax-Exempt Interest Income - Loans	$ 60	$ 53	$ 60
Add: Tax Benefit on Tax-Exempt Interest Income - Securities and Other Interest-Earnings Assets	453	270	203
Total Tax Benefit on Tax-Exempt Interest Income	$ 513	$ 323	$ 263
Tax-Equivalent Net Interest Income	$ 17,434	$ 15,216	$ 13,439

The tax-equivalent yield on earning assets increased 37 basis points from 2004 to 2005 and decreased 25 basis points from 2003 to 2004. The tax-equivalent yield on securities decreased 4 basis points from 2004 to 2005 and 16 basis points from 2003 to 2004. These decreases are due to securities purchased during 2004 and 2005 having a lower yield than the securities already in the portfolio. The Company expects the yield on securities to increase slightly during 2006. The tax-equivalent yield on loans increased 43 basis points from

2004 to 2005 and decreased 22 basis points from 2003 to 2004. The increase from 2004 to 2005 was due to increases in the Prime lending rate, which the Bank uses to index variable rate loans. The decrease from 2003 to 2004 was due to aggressive fixed rate pricing offered on certain loan types.

The average rate on interest-bearing liabilities increased 58 basis points from 2004 to 2005 and decreased 9 basis points from 2003 to 2004. These changes were caused primarily by deposit pricing and product mix. The average rate on total interest-bearing deposits increased 58 basis points from 2004 to 2005 and decreased 14 basis points from 2003 to 2004. In general, deposit pricing is done in response to monetary policy actions and yield curve changes. Also, local competition for funds affects the cost of time deposits, which are primarily comprised of certificates of deposit. Total average time deposits increased $18,486,000 during 2005, which was caused by several promotions using various terms and above-market rates. With regard to interest-bearing deposits, the Company prefers to rely more heavily on non-maturity deposits, which include NOW accounts, money market accounts, and savings accounts. The average balance of non-maturity interest-bearing deposits increased $11,979,000 from $162,217,000 during 2004 to $174,196,000 during 2005. The Company expects rates on interest-bearing deposits to increase during 2006, which will be caused by competition for funds in the market along with continued rate increases by the Federal Reserve. The changes in the average rate on interest-bearing liabilities can also be affected by the pricing on other sources of funds, namely borrowings. The Company utilized overnight borrowings in the form of federal funds purchased and retail repurchase agreements. The average rate on these borrowings increased 179 basis points from 2004 to 2005 and 20 basis points from 2003 to 2004. The cost of federal funds purchased is affected by the Federal Reserve's changes in the federal funds target rate, which was increased from 2.25% to 4.25% during 2005. The rate on retail repurchase agreements is variable and changes monthly. The Company also borrows from the Federal Home Loan Bank (FHLB) in the form of short and long term advances. The average rate on FHLB advances decreased 3 basis points from 2004 to 2005 and 14 basis points from 2003 to 2004. These decreases can be attributed to additional advances with lower rates than the outstanding advances.

Volume and Rate Analysis (Tax-Equivalent Basis)
(dollars in thousands)

	2005 vs 2004 Increase (Decrease) Due to Changes in:			2004 vs 2003 Increase (Decrease) Due to Changes in:		
	Volume	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Earning Assets:						
Securities:						
Taxable	$ 629	$ (32)	$ 597	$ 257	$ (70)	$ 187
Tax-exempt	562	(26)	536	219	(21)	198
Loans:						
Taxable	2,299	1,332	3,631	2,325	(550)	1,775
Tax-exempt	20	(5)	15	(10)	(4)	(14)
Federal funds sold	767	(845)	(78)	40	15	55
Interest-bearing deposits in other banks	1	2	3	-	1	1
Total earning assets	$ 4,278	$ 426	$ 4,704	$ 2,831	$ (629)	$ 2,202
Interest-Bearing Liabilities:						
NOW accounts	$ (50)	$ -	$ (50)	$ 74	$ (165)	$ (91)
Money market accounts	38	282	320	55	(18)	37
Savings accounts	170	230	400	105	96	201
Time deposits:						
$100,000 and more	223	377	600	78	(17)	61
Less than $100,000	232	381	613	(5)	(106)	(111)
Total interest-bearing deposits	$ 613	$ 1,270	$ 1,883	$ 307	$ (210)	$ 97
Federal funds purchased and securities sold under agreements to repurchase	$ 67	$ 181	$ 248	$ 15	$ 14	$ 29
Federal Home Loan Bank Advances	238	(9)	229	304	(28)	276
Trust preferred capital notes	-	126	126	-	23	23
Total interest-bearing liabilities	$ 918	$ 1,568	$ 2,486	$ 626	$ (201)	$ 425
Change in net interest income	$ 3,360	$(1,142)	$ 2,218	$ 2,205	$ (428)	$ 1,777

Despite decreases in the net interest margin during 2004 and 2005, the Company's net interest income increased during each period. The table titled "Volume and Rate Analysis" provides information about the effect of growth in financial assets and liabilities and changes in rates on net interest income. Tax-equivalent net interest income increased $2,218,000 during 2005 which is comprised of an increase due to volume of $3,360,000 and a decrease due to rates of $1,142,000. Tax-equivalent net interest income increased $1,777,000 during 2004 which is comprised of an increase due to volume of $2,205,000 and a decrease due to rates of $428,000. The increase in tax-equivalent net interest income during 2005 was affected by increases in the volume of securities, loans, time deposits, and Federal Home Loan Bank advances and increases in the rates on loans, time deposits, federal funds purchased and securities sold under agreements to repurchase, and trust preferred capital notes. The increase in tax-equivalent net interest income during 2004 was affected by increases in the volume of securities, loans and Federal Home Loan Bank advances and decreases in the rates on loans and deposits.

Provision for Loan Losses

The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses as discussed within the Critical Accounting Policies section above. The provision for loan losses was $620,000 for 2005, $525,000 for 2004 and $650,000 for 2003. The amount of provision for loan losses is affected by several factors including the growth rate of loans, net charge-offs, and the amount of potential losses within the loan portfolio. The $95,000 increase in the amount of provision for loan losses during 2005 as compared to 2004 can be attributed to growth in total loans outstanding and an increase in the amount of net charge-offs. The $125,000 decrease in the amount of provision for loan losses during 2004 as compared to 2003 can be attributed to a decrease in the amount of net charge-offs offset by growth in total loans outstanding.

Noninterest Income

Total noninterest income was $5,166,000, $4,766,000 and $3,920,000 during 2005, 2004 and 2003, respectively. This represents an increase of $400,000 or 8.4% for 2005 and $846,000 or 21.6% for 2004. Noninterest income is primarily comprised of fees earned by the Bank's Trust Department and service charges and fees on deposit accounts and other products. Management reviews the activities which generate noninterest income on an ongoing basis. The following paragraphs provide information about activities which are included within the respective Consolidated Statements of Income headings.

Trust department income was $624,000, $482,000 and $499,000 during 2005, 2004 and 2003, respectively. The amount of Trust Department income is determined by the number of active accounts and total assets under management. Also, income can fluctuate due to the number of estates settled within any period.

Service charges on deposit accounts were $2,013,000, $1,710,000 and $1,297,000 during 2005, 2004 and 2003, respectively. This represents an increase of $303,000 or 17.7% for 2005 and $413,000 or 31.8% for 2004. The amount of service charges on deposit accounts is derived from the volume of demand and savings accounts generated through the Bank's branch network and the Bank continues to see an increase in these account types. In addition, a portion of the increase during 2005 and 2004 can be attributed to the Bank's introduction of an overdraft privilege product. Management expects continued growth in the number of deposit accounts, therefore, expects the amount of service charges on deposit accounts to increase proportionately during future periods.

Other service charges and fees were $2,196,000, $1,950,000 and $1,911,000 during 2005, 2004 and 2003, respectively. This represents an increase of $246,000 or 12.6% for 2005 and $39,000 or 2.0% for 2004. The increase during 2005 can be attributed to increases in commissions received from the sale of non-deposit investment products through Eagle Investment Services, fees generated from the Bank's ATM/debit card programs, and fees generated from the origination of mortgage loans for the secondary market combined with a decrease in fees received from the Bank's credit card program. The increase during 2004 can be attributed to increases in commissions received from the sale of non-deposit investment products through Eagle Investment Services, fees received from the Bank's credit card program, and fees generated from the Bank's ATM/debit card programs combined with a decrease in fees generated from the origination of mortgage loans for the secondary market. The amount of commissions received from the sale of non-deposit investment products increased $69,000 or 14.8% from $465,000 during 2004 to $534,000 during 2005. This increase was realized through both the development of new customers and providing additional products to existing customers. This amount is expected to increase during 2006 due to ongoing business development and referral programs. The amount of fees received from the Bank's credit card program decreased $11,000 or 4.3% from $258,000 during 2004 to $247,000 during 2005. These fees should increase slightly during 2006 due to a change in the Bank's credit card processor and promotion of the Bank's merchant services. The amount of fees generated from the Bank's ATM/debit card programs increased $70,000 or 13.1% from $534,000 during 2004 to $604,000 during 2005. This increase was realized through higher transaction volumes on the cards outstanding. This amount is expected to increase slightly during 2006 due to fees earned on the Bank's commercial debit cards, which earn higher transaction fees and have less loss liability than consumer debit cards. The amount of fees generated from the origination of mortgage loans for the secondary market increased $114,000 or 24.2% from $471,000 during 2004 to $585,000 during 2005. This increase can be attributed to strong refinancing activity and ongoing business development. The amount of fees received from the origination of mortgage loans during 2006 will depend on changes in long-term interest rates.

The Company earned $20,000 on sales of securities during 2005 as compared to $156,000 during 2004. The sales during 2005 were comprised of mortgage-backed securities and the sales during 2004 were comprised of mortgage-backed securities and corporate securities.

Other operating income was $313,000, $468,000 and $213,000 for 2005, 2004 and 2003, respectively. This represents a decrease of $155,000 or 33.1% for 2005 and an increase of $255,000 or 119.7% for 2004. The amount of other operating income for 2004 includes $134,000 in life insurance proceeds paid to the Bank on the death of a retired officer covered by its Executive Supplemental Income Plan. Note 11 to the Consolidated Financial Statements discusses the Executive Supplemental Income Plan and the related life insurance policies which have been acquired on the covered officers to discharge the Bank's obligations under the plan. Excluding this item, the increase from 2004 to 2005 was only $21,000 or 6.3%.

Noninterest Expenses

Total noninterest expenses were $13,445,000, $12,522,000 and $10,649,000 during 2005, 2004 and 2003, respectively. This represents an increase of $923,000 or 7.4% for 2005 and $1,873,000 or 17.6% for 2004. Noninterest expenses are primarily comprised of salaries and employee benefits, occupancy and equipment expenses, advertising and marketing expenses, and fees paid to services vendors. The primary factor driving increases in noninterest expenses is growth. Additional branches, personnel, loans, and deposits add costs which are reflected in these categories. The efficiency ratio is calculated by dividing total noninterest expenses by the sum of tax-equivalent net interest income and total noninterest income, excluding securities gains and losses. A reconciliation of tax-equivalent net interest income, which is not a measurement under GAAP, to net interest income is presented within the *Net Interest Income* section above. It is management's objective to maintain an efficiency ratio at or below 65.0% for the Company. The following paragraphs provide information about expenses which are included within the respective Consolidated Statements of Income headings.

Salaries and employee benefits were $7,853,000, $7,518,000 and $6,325,000 during 2005, 2004 and 2003, respectively. This represents an increase of $335,000 or 4.5% for 2005 and $1,193,000 or 18.9% for 2004. The increases in 2005 and 2004 for salaries and employee benefits can be attributed to annual salary adjustments and the hiring of additional personnel to accommodate the continued growth of the Company.

Occupancy expenses were $905,000, $935,000 and $630,000 during 2005, 2004 and 2003, respectively. This represents a decrease of $30,000 or 3.2% for 2005 and an increase of $305,000 or 48.4% for 2004. The decrease during 2005 can be attributed to the amount of repairs and maintenance expenses. The increase during 2004 can be attributed to the acquisition and renovation of the Old Town Center in Winchester.

Equipment expenses were $660,000, $624,000 and $552,000 during 2005, 2004 and 2003, respectively. This represents an increase of $36,000 or 5.8% for 2005 and $72,000 or 13.0% for 2004. The increase during 2005 can be attributed to maintenance contracts on equipment purchased during the year. The increase during 2004 can be attributed to the purchase of equipment for the Old Town Center in Winchester.

Advertising and marketing expenses were $402,000, $390,000 and $318,000 during 2005, 2004 and 2003, respectively. This represents an increase of $12,000 or 3.1% for 2005 and $72,000 or 22.6% for 2004. This category contains numerous expense types such as advertising, public relations, business development, and charitable contributions. The annual budgeted amount of advertising and marketing expenses is directly related to the Company's growth in assets. The total amount of advertising and marketing expenses varies based on planned events and advertising campaigns. Expenses are allocated in a manner which focuses on effectively reaching existing and potential customers within the market and contributing to the community.

Other operating expenses were $2,971,000, $2,534,000 and $2,296,000 during 2005, 2004 and 2003. Other operating expenses increased $437,000 or 17.3% from $2,534,000 to $2,971,000 for 2004 and 2005, respectively. This category is primarily comprised of the cost for services required during normal operations of the Company. Expenses which are directly affected by the number of branch locations and volume of accounts at the Bank include postage, insurance, ATM network fees, and credit card processing fees. Other expenses within this category, which had significant increases during 2005 as compared to 2004, were auditing fees and computer software expenses.

Income Taxes

Income tax expense was $2,410,000, $2,002,000 and $1,760,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The increase in income tax expense can be attributed to increased taxable earnings at the federal statutory income tax rate of 34%. These amounts correspond to an effective tax rate of 30.04%, 30.28% and 30.37% for 2005, 2004 and 2003, respectively. Note 8 to the Consolidated Financial Statements provides a reconciliation between income tax expense computed using the federal statutory income tax rate and the Company's actual income tax expense during 2005, 2004 and 2003. In addition, Note 8 to the Consolidated Financial Statements provides information regarding the principal items giving rise to deferred taxes for 2005 and 2004.

FINANCIAL CONDITION

Securities

The total amount of securities at December 31, 2005 was $82,693,000 as compared to $74,237,000 as of December 31, 2004, which represents an increase of $8,456,000 or 11.4% during 2005. The table titled "Securities Portfolio" shows the carrying value of securities at December 31, 2005, 2004 and 2003. During 2005, the Company focused on increasing the securities portfolio proportionately to the growth in total assets and preparing the portfolio for a flatter yield curve. The increase provides additional collateral to pledge for public and other deposits as required by law and additional liquidity as discussed within the Liquidity section below. The Company purchased $21,876,000 in securities during 2005. This amount is comprised of $9,965,000 or 46.0% in tax-exempt obligations of states and political subdivisions, $5,403,000 or 24.7% in mortgage-backed securities, and $4,499,000 or 20.6% in obligations of U.S. government corporations and agencies. The Company did not have any securities from a single issuer, other than U.S. government agencies, whose amount exceeded 10% of shareholders' equity as of December 31, 2005. Note 2 to the Consolidated Financial Statements provides additional details about the Company's securities portfolio as of December 31, 2005 and 2004.

Securities Portfolio
(dollars in thousands)

	December 31,		
	2005	2004	2003
Securities available for sale:			
Obligations of U.S. government corporations and agencies	$ 30,469	$ 26,560	$ 10,106
Mortgage-backed securities	17,360	16,477	9,904
Obligations of states and political subdivisions	2,606	2,025	1,428
Corporate securities	3,698	7,405	10,942
Restricted stock	3,034	2,184	1,353
	$ 57,167	$ 54,651	$ 33,733
Securities held to maturity:			
Obligations of U.S. government corporations and agencies	$ 1,001	$ 1,003	$ 1,504
Mortgage-backed securities	501	1,256	2,142
Obligations of states and political subdivisions	24,024	17,327	10,512
	$ 25,526	$ 19,586	$ 14,158

The Company had $57,167,000 and $54,651,000 in securities classified as available for sale at December 31, 2005 and 2004, respectively, which represents an increase of $2,516,000 or 4.6% during 2005. The available for sale securities purchased during the year were primarily obligations of U.S. government corporations and agencies and mortgage-backed securities. The ability to dispose of available for sale securities prior to maturity provides management more options to react to future rate changes and provides more liquidity, when needed, to meet short-term obligations.

The Company had $25,526,000 and $19,586,000 in securities classified as held to maturity at December 31, 2005 and 2004, respectively, which represents an increase of $5,940,000 or 30.3% during 2005. The held to maturity securities purchased during the year were primarily obligations of states and political subdivisions. The Company attempts to maintain a stable percentage of these securities in the portfolio due to their tax-exempt status.

The Company realized a gain of $20,000 during 2005 from the sales and calls of securities having an amortized cost of $728,000. The sales and calls during 2005 were comprised of mortgage-backed securities whose par value had decreased to less than 15% of its original par value. The Company had securities purchases totaling $21,876,000 and total maturities and principal payments of $11,251,000 during 2005.

The Company had an unrealized loss on available for sale securities of $863,000 at December 31, 2005 as compared to an unrealized gain of $510,000 at December 31, 2004. This resulted in a total unrealized loss of $1,373,000 during 2005. Unrealized gains or losses on available for sale securities are reported within shareholders' equity, net of the related deferred tax effect, as accumulated other comprehensive income.

The table titled "Maturity Distribution and Yields of Securities" shows the maturity period and average yield for the different types of securities in the portfolio at December 31, 2005. The table indicates that $42,003,000 or 50.8% of the portfolio will mature within five years. The held to maturity tax-exempt obligations of states and political subdivision which were purchased during 2005 and have final maturities ranging from eight to ten years are included in $34,317,000 within the due after 5 through 10 years column. Although the mortgage-backed securities have maturities which are longer than five years, they provide monthly principal curtailments which can be reinvested at a prevailing rate or different term.

Maturity Distribution and Yields of Securities
(dollars in thousands)

	December 31, 2005									
	Due in one year or less		Due after 1 through 5 years		Due after 5 through 10 years		Due after 10 years and Equity Securities		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities held to maturity:										
Obligations of U.S. government corporations and agencies	$ 501	1.75%	$ 500	2.11%	$ -	-	$ -	-	$ 1,001	2.11%
Mortgage-backed securities	-	-	-	-	501	3.78%	-	-	501	4.73%
Obligations of states and political subdivisions, taxable	99	7.20%	230	6.55%	-	-	-	-	329	6.10%
Total taxable	$ 600		$ 730		$ 501		$ -		$ 1,831	
Obligations of states and political subdivisions, tax-exempt (1)	985	6.47%	2,721	5.87%	19,649	5.55%	340	5.64%	23,695	5.72%
Total	$ 1,585		$ 3,451		$ 20,150		$ 340		$ 25,526	
Securities available for sale:										
Obligations of U.S. government corporations and agencies	$ 1,976	3.33%	$ 28,493	3.82%	$ -	-	$ -	-	$ 30,469	3.70%
Mortgage-backed securities	-	-	1,910	3.61%	12,718	4.41%	2,732	4.30%	17,360	4.00%
Corporate securities	1,912	6.51%	1,519	6.74%	-	-	267	9.25%	3,698	6.83%
Other taxable securities	-	-	-	-	-	-	3,034	4.36%	3,034	3.54%
Total taxable	$ 3,888		$ 31,922		$ 12,718		$ 6,033		$ 54,561	
Obligations of states and political subdivisions, tax-exempt (1)	-	-	1,157	6.98%	1,449	5.66%	-	-	2,606	6.53%
Total	$ 3,888		$ 33,079		$ 14,167		$ 6,033		$ 57,167	
Total securities	$ 5,473		$ 36,530		$ 34,317		$ 6,373		$ 82,693	

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis using a federal tax rate of 34%.

Loan Portfolio

The Company's primary use of funds is supporting lending activities from which it derives the greatest amount of interest income. Loans, net of unearned income, were $355,779,000 and $311,098,000 at December 31 2005 and 2004, respectively. This represents an increase of $44,681,000 or 14.4% for 2005. The Company's significant loan growth during 2005 was accomplished through competitive loan pricing, experienced loan officers, and continuous sales efforts. The ratio of loans to deposits increased during the year from 91.94% to 95.35% at December 31, 2004 and 2005, respectively. At December 31, 2005, the loan portfolio consisted primarily of loans for owner-occupied single family dwellings, loans for commercial properties, and loans for construction and land development. The table titled "Loan Portfolio" shows the composition of the loan portfolio over the last five years.

Loan Portfolio
(dollars in thousands)

	December 31,				
	2005	2004	2003	2002	2001
Loans secured by real estate:					
Construction and land development	$ 42,835	$ 31,821	$ 24,536	$ 12,081	$ 10,383
Secured by farmland	4,322	3,234	2,721	2,892	4,778
Secured by 1-4 family residential properties	160,963	144,377	137,166	111,273	93,042
Other real estate loans	88,897	72,767	57,341	48,459	30,295
Loans to farmers	990	1,322	1,065	1,071	1,002
Commercial and industrial loans	25,237	23,862	20,763	18,671	13,912
Consumer installment loans	32,220	33,472	32,177	31,377	25,907
All other loans	315	243	761	154	350
Total loans	$ 355,779	$ 311,098	$ 276,530	$ 225,978	$ 179,669

Loans secured by real estate were $297,017,000 or 83.5% and $252,199,000 or 81.1% of total loans at December 31, 2005 and 2004, respectively. This represents an increase of $44,818,000 or 17.8% for 2005. These loans are well-secured and based on conservative appraisals in a stable market. Generally, the Company does not make real estate loans outside its primary market area. Consumer installment loans were $32,220,000 or 9.1% and $33,472,000 or 10.8% of total loans at December 31, 2005 and 2004, respectively. This represents a decrease of $1,252,000 or 3.7% for 2005. This type of loan is primarily comprised of vehicle loans which have been difficult to originate due to manufacturer financing options and customers using alternative financing such as home equity lines of credit. Commercial and industrial loans were $25,237,000 or 7.1% and $23,862,000 or 7.7% of total loans at December 31, 2005 and 2004. This represents an increase of $1,375,000 or 5.8% for 2005.

Maturity Schedule of Selected Loans
(dollars in thousands)

	December 31, 2005			
	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Loans secured by real estate	$ 68,485	$ 147,461	$ 81,071	$ 297,017
Loans to farmers	553	352	85	990
Commercial and industrial loans	10,091	14,764	382	25,237
Consumer installment loans	4,138	25,359	2,723	32,220
All other loans	112	93	110	315
	$ 83,379	$ 188,029	$ 84,371	$ 355,779
For maturities over one year:				
Floating rate loans		$ 6,641	$ 34,494	$ 84,471
Fixed rate loans		181,388	49,877	271,308
		$ 188,029	$ 84,371	$ 355,779

The table titled "Maturity Schedule of Selected Loans" shows the different loan categories and the period during which they mature. For loans maturing in more than one year, the table also shows a breakdown between fixed rate loans and floating rate loans. The table indicates that $271,408,000 or 76.3% of the loan portfolio matures within five years. The floating rate loans maturing after five years are primarily comprised of home equity lines of credit. The floating rate loans impact interest income because their rate can change when an index rate such as the Prime rate changes rather than at maturity like the fixed rate loans.

Allowance for Loan Losses

The purpose and the methods for measuring the allowance for loans are discussed in the Critical Accounting Policies section above. The table titled "Analysis of Allowance for Loan Losses" shows the activity within the allowance during the last five years, including a breakdown of the loan types which were charged-off and recovered. As indicated in the table, consumer loans, which include automobile loans and credit cards, are the primary component of loans charged-off. Also, the ongoing collection efforts following charge-off result in consumer loans being the primary component of recoveries.

Analysis of Allowance for Loan Losses
(dollars in thousands)

	December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Balance, beginning of period	$ 3,265	$ 2,867	$ 2,376	$ 1,797	$ 1,340
Loans Charged-Off:					
Commercial, financial and agricultural	202	$ -	$ 44	$ 34	$ 7
Real estate-construction and land development		-	-	-	-
Real estate-mortgage		-	-	-	139
Consumer	284	243	214	154	205
Total loans charged off	$ 486	$ 243	$ 258	$ 188	$ 351
Recoveries:					
Commercial, financial and agricultural	$ -	$ -	$ 24	$ -	$ -
Real estate-construction and land development	86	-	-	-	-
Real estate-mortgage		14	14	19	5
Consumer	97	102	61	48	90
Total recoveries	$ 183	$ 116	$ 99	$ 67	$ 95
Net charge-offs	303	127	159	121	256
Provision for loan losses	620	525	650	700	713
Balance, end of period	$ 3,582	$ 3,265	$ 2,867	$ 2,376	$ 1,797
Ratio of allowance for loan losses to loans outstanding at period end	1.01%	1.05%	1.04%	1.05%	1.00%
Ratio of net charge offs to average loans outstanding during the period	0.09%	0.04%	0.06%	0.06%	0.16%

Charged-off loans were $486,000, $243,000 and $258,000 for 2005, 2004 and 2003, respectively. Recoveries were $183,000, $116,000 and $99,000 for 2005, 2004 and 2003, respectively. Net charge-offs were $303,000, $127,000 and $159,000 for 2005, 2004 and 2003, respectively. This represents an increase in net charge-offs of $176,000 or 138.6% for 2005 and a decrease in net charge-offs of $32,000 or 20.1% for 2004. The allowance for loan losses as a percentage of loans was 1.01%, 1.05% and 1.04% at the end of 2005, 2004 and 2003, respectively. The allowance for loan losses at year-end covered net charge-offs during the year by 11.82 times for 2005, 25.80 times for 2004 and 17.98 times for 2003. The ratio of net charge-offs to average loans was 0.09% for 2005, 0.04% for 2004 and 0.06% for 2003.

The table titled "Allocation of Allowance for Loan Losses" shows the amount of the allowance for loan losses which is allocated to the indicated loan categories, along with that category's percentage of total loans, at December 31, 2005, 2004, 2003, 2002 and 2001. The amount of allowance for loan losses allocated to each loan category is based on the amount delinquent loans in that loan category, the status of nonperforming assets in that loan category, the historical losses for that loan category, and the financial condition of certain borrowers whose financial conditional is monitored on a periodic basis. Based on these criteria, the largest portion of the allowance for loan losses is allocated to consumer loans.

Allocation of Allowance for Loan Losses
(dollars in thousands)

	Commerical, Financial, and Agricultural		Real Estate Construction		Real Estate Mortgage		Consumer	
	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans
December 31, 2005	$ 1,076	7.5%	$ 179	12.0%	$ 358	71.4%	$ 1,969	9.1%
December 31, 2004	$ 979	8.2%	$ 490	10.2%	$ 327	70.8%	$ 1,469	10.8%
December 31, 2003	$ 860	8.2%	$ 430	8.9%	$ 287	71.3%	$ 1,290	11.6%
December 31, 2002	$ 713	8.8%	$ 356	5.3%	$ 238	72.0%	$ 1,069	13.9%
December 31, 2001	$ 594	8.5%	$ 180	5.8%	$ 124	71.3%	$ 899	14.4%

Risk Elements and Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, restructured loans, and other real estate owned (foreclosed properties). Total nonperforming assets were $375,000 and $35,000 at December 31, 2005 and 2003. There were no nonperforming assets at December 31, 2004. The percentage of nonperforming assets to loans and other real estate owned was 0.11% for 2005 and 0.01% for 2003. Total loans past due 90 days or more and still accruing interest were $294,000 or 0.08%, $64,000 or 0.02% and $70,000 or 0.03% of total loans at December 31, 2005, 2004 and 2003, respectively. The table titled "Nonperforming Assets" shows the amount of nonperforming assets and loans past due 90 days and accruing interest outstanding during the last five years. The table also shows the ratios for the allowance for loan losses as a percentage of nonperforming assets and nonperforming assets as a percentage of loans outstanding and other real estate owned.

Nonperforming Assets
(dollars in thousands)

	December 31, 2005	2004	2003	2002	2001
Nonaccrual loans	$ 375	$ -	$ 35	$ -	$ 2,029
Restructured loans	-	-	-	-	-
Other real estate owned	-	-	-	-	-
Total nonperforming assets	$ 375	$ -	$ 35	$ -	$ 2,029
Loans past due 90 days and accruing interest	$ 294	$ 64	$ 70	$ 27	$ 8
Allowance for loan losses to nonperforming assets	955%	-	8243%	-	89%
Non-performing assets to period end loans and other real estate owned	0.11%	-	0.01%	-	1.13%

The loans past due 90 days or more and still accruing interest are secured and in the process of collection; therefore, they are not classified as nonaccrual. Any loan over 90 days past due without being in the process of collection or where the collection of its principal or interest is doubtful would be placed on nonaccrual status. Upon being placed on nonaccrual status, accrued interest would be reversed from income and future accruals would be discontinued with interest income being recognized on a cash basis. Management evaluates borrowers on an ongoing basis to identify those loans on which a loss may be realized. The methods for identifying these loans and establishing estimated losses for these loans are discussed in the Critical Accounting Policies section above. Once management determines that a loan requires a specific allowance, it becomes a potential problem loan. The amounts of potential problem loans were $4,160,000 and $493,000 at December 31, 2005 and 2004, respectively. This represents an increase of $3,667,000 during 2005. At December 31, 2005, these loans are primarily well-secured and in the process of collection and the allowance for loan losses includes $235,000 in specific allocations for these loans.

Deposits

Total deposits were $373,148,000 and $338,327,000 at December 31, 2005 and 2004, respectively, which represents an increase of $34,821,000 or 10.3% during 2005. The table titled "Average Deposits and Rates Paid" shows the average deposit balances and average rates paid for 2005, 2004 and 2003.

Average Deposits and Rates Paid
(dollars in thousands)

	December 31,					
	2005		2004		2003	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing	$ 84,017		$ 70,487		$ 56,373	
Interest-bearing:						
NOW accounts	64,873	0.66%	72,553	0.66%	65,704	0.86%
Money market accounts	50,218	1.67%	47,035	1.11%	41,508	1.16%
Regular savings accounts	59,105	1.28%	42,629	0.84%	27,547	0.56%
Time deposits:						
$100,000 and more	36,138	3.17%	27,053	2.02%	23,079	2.10%
Less than $100,000	53,612	2.93%	44,211	2.17%	44,438	2.41%
Total interest-bearing	$ 263,946	1.80%	$ 233,481	1.22%	$ 202,276	1.36%
Total deposits	$ 347,963		$ 303,968		$ 258,649	

Noninterest-bearing deposits, which is comprised of checking accounts, increased $8,242,000 or 10.0% from $82,620,000 at December 31, 2004 to $90,862,000 at December 31, 2005. Interest-bearing deposits, which include NOW accounts, money market accounts, regular savings accounts and time deposits, increased $26,578,000 or 10.4% from $255,708,000 at December 31, 2004 to $282,286,000 at December 31, 2005. Total NOW account balances decreased $7,385,000 or 10.5% from $70,597,000 at December 31, 2004 to $63,212,000 at December 31, 2005. Total money market account balances increased $803,000 or 1.6% from $50,790,000 at December 31, 2004 to $51,593,000 at December 31, 2005. Total regular savings account balances decreased $3,127,000 or 5.2% from $60,756,000 at December 31, 2004 to $57,629,000 at December 31, 2005. The changes in NOW accounts, money market accounts and regular savings accounts can be attributed to the migration of balances to fixed rate, higher-yielding certificates of deposit with promotional rates. Total time deposits, which are comprised of certificates of deposit of $100,000 and more and certificates of deposit of less than $100,000, increased $36,287,000 or 49.3% from $73,565,000 at December 31, 2004 to $109,852,000 at December 31, 2005. Certificates of deposit of $100,000 and more increased $18,559,000 or 66.1% from $28,096,000 at December 31, 2004 to $46,655,000 at December 31, 2005. This increase can be attributed to aggressively bidding on large denomination certificates of deposit, which are comprised primarily of public funds, within the Company's primary market area. Certificates of deposit of less than $100,000 increased $17,728,000 or 39.0% from $45,469,000 at December 31, 2004 to $63,197,000 at December 31, 2005. This increase can be attributed to promotions which were offered during 2005.

The Company attempts to fund asset growth with deposit accounts and focus upon core deposit growth as its primary source of funding. Core deposits consist of checking accounts, NOW accounts, money market accounts, regular savings accounts, and time deposits of less than $100,000. Core deposits totaled $326,493,000 or 87.5% and $310,232,000 or 91.7% of total deposits at December 31, 2005 and 2004, respectively. Increases in market rates, particularly on certificates of deposit, caused the decrease in the percentage of core deposits. The Company expects this percentage to decrease during 2006 as the competition for local deposits continues to drive interest rates on certificates of deposit higher, which will cause additional interest-bearing deposit balances to migrate.

The table titled "Maturities of Certificates of Deposit and Other Time Deposits of $100,000 and Greater" shows the amount of certificates of deposit of $100,000 and more maturing within the time period indicated at December 31, 2005. The Company's policy is to issue these certificates for terms of twelve months or less, however, exceptions have been made as indicated by the $10,966,000 which matures over one year. The total amount maturing within one year is $35,689,000 or 76.5% of the total amount outstanding.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 and Greater
(dollars in thousands)

	Within Three Months	Three to Six Months	Six to Twelve Months	Over One Year	Total	Percent of Total Deposits
At December 31, 2005	$ 14,330	$ 7,402	$ 13,957	$ 10,966	$ 46,655	12.50%

Although allowed by internal policy, the Company has not utilized brokered certificates of deposits as a source of funding. Also, the Company does not solicit deposits from outside of its primary market area.

CAPITAL RESOURCES

The Company continues to be a well capitalized financial institution. Total shareholders' equity on December 31, 2005 was $35,995,000, reflecting a percentage of total assets of 7.71%, as compared to $31,969,000 and 7.73% at December 31 2004. The common stock's book value per share increased $1.20 or 11.4% to $11.77 per share at December 31, 2005 from $10.57 per share at December 31, 2004. During 2005, the Company paid $0.50 per share in dividends as compared to $0.42 per share for 2004 and $0.38 per share for 2003. The book value and dividends per share amounts reflect the two-for-one stock split of the Company's common stock on March 15, 2006. The Company has a Dividend Investment Plan that reinvests the dividends of the shareholder in Company stock.

Analysis of Capital
(dollars in thousands)

	December 31, 2005	December 31, 2004
Tier 1 Capital:		
Common stock	$ 7,642	$ 3,781
Capital surplus	5,369	4,569
Retained earnings	23,554	23,282
Trust preferred capital notes	7,000	7,000
Goodwill	(225)	(270)
Total Tier 1 capital	$ 43,340	$ 38,362
Tier 2 Capital:		
Allowance for loan losses	$ 3,582	$ 3,265
Total Tier 2 capital	$ 3,582	$ 3,265
Total risk-based capital	$ 46,922	$ 41,627
Risk weighted assets	$ 349,141	$ 309,969
Risk Based Capital Ratios:		
Tier 1 capital to risk weighted assets	12.41%	12.38%
Total capital to risk weighted assets	13.44%	13.43%
Tier 1 capital to average total assets	9.40%	9.47%

Federal regulatory risk-based capital guidelines require percentages to be applied to various assets, including off-balance sheet assets, based on their perceived risk in order to calculate risk-weighted assets. Tier 1 capital consists of total shareholders' equity plus qualifying trust preferred securities outstanding less net unrealized gains and losses on available for sale securities, goodwill and other intangible assets. Total capital is comprised of Tier 1 capital plus the allowable portion of the allowance for loan losses and any excess trust preferred securities that do not qualify as Tier 1 capital. The $7,000,000 in trust preferred securities, issued by the Company during 2002, qualifies as Tier 1 capital because this amount does not exceed 25% of total capital, including the trust preferred securities. Financial institutions must maintain a Tier 1 risk-based capital ratio of at least 4%, a total risk-based capital ratio of at least 8% and a minimum Tier 1 leverage ratio of 4%. The Company's policy requires a Tier 1 risk-based capital ratio of at least 8%, a total risk-based capital ratio of at least 10% and a minimum Tier 1 leverage ratio of 5%. The table titled "Analysis of Capital" shows the components of Tier 1 capital, Tier 2 capital, the amount of total risk-based capital and risk weighted assets, and the risk based capital ratios for the Company at December 31, 2005 and 2004

Note 14 to the Consolidated Financial Statements provides additional discussion and analysis of regulatory capital requirements.

LIQUIDITY

Liquidity management involves meeting the present and future financial obligations of the Company with the sale or maturity of assets or with the occurrence of additional liabilities. Liquidity needs are met with cash on hand, deposits in banks, federal funds sold, securities classified as available for sale and loans maturing within one year. At December 31, 2005 liquid assets totaled $150,587,000 as compared to $138,175,000 at December 31, 2004. These amounts represent 34.9% for 2005 and 36.2% for 2004, of total liabilities. The Company minimizes liquidity demand by utilizing core deposits to fund asset growth. Securities provide a constant source of liquidity through paydowns and maturities. Also, the Company maintains short-term borrowing arrangements, namely federal funds lines of credit, with larger financial institutions as an additional source of liquidity. Finally, the Bank's membership with the Federal Home Loan Bank of Atlanta provides a source of borrowings with numerous rate and term structures. Management monitors the liquidity position regularly and attempts to maintain a position which utilizes available funds most efficiently.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Note 17 to the Consolidated Financial Statements provides information about the off-balance sheet arrangements which arise through the lending activities of the Company. These arrangements increase the degree of both credit and interest rate risk beyond that which is recognized through the financial assets and liabilities on the consolidated balance sheets.

The table titled "Contractual Obligations and Scheduled Payments" presents the Company's contractual obligations and scheduled payment amounts due within the period indicated at December 31, 2005.

Contractual Obligations and Scheduled Payments
(dollars in thousands)

	December 31, 2005				
	Less than One Year	One Year through Three Years	Three Years through Five Years	More than Five Years	Total
FHLB advances	$ -	$ 15,000	$ 10,000	$ 15,000	$ 40,000
Trust preferred capital notes	-	-	-	7,217	7,217
Securities sold under agreements to repurchase	8,963	-	-	-	8,963
Operating leases	133	272	245	957	1,607
	$ 9,096	$ 15,272	$ 10,245	$ 23,174	$ 57,787

The $40,000,000 in outstanding FHLB advances is comprised of five advances. Note 7 to the Consolidated Financial Statements discusses the rates, terms, and conversion features on these advances. The trust preferred capital notes are discussed in Note 18 to the Consolidated Financial Statements. The payments due on operating leases are discussed in Note 5 to the Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

The Company makes forward looking statements in this quarterly report that are subject to risks and uncertainties. These forward looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward looking statements. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage growth or implement growth strategies if the Bank is unable to identify attractive markets, locations or opportunities to expand in the future;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- the successful management of interest rate risk;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- changes in general economic and business conditions in the market area;
- reliance on the management team, including the ability to attract and retain key personnel;
- changes in interest rates and interest rate policies;
- maintaining capital levels adequate to support growth;
- maintaining cost controls and asset qualities as new branches are opened or acquired;
- demand, development and acceptance of new products and services;
- problems with technology utilized by the Bank;
- changing trends in customer profiles and behavior;
- changes in banking and other laws and regulations; and
- other factors described in Item 1A., "Risk Factors," above.

Because of these uncertainties, actual future results may be materially different from the results indicated by these forward looking statements. In addition, past results of operations do not necessarily indicate future results.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As the holding company of the Bank, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will impact the amount of interest income and expense the Bank receives or pays on almost all of its assets and liabilities and the market value of its interest-earning assets and interest-bearing liabilities, excluding those which have a very short term until maturity. Interest rate risk exposure of the Company is, therefore, experienced at the Bank level. Asset / liability management attempts to maximize the net interest income of the Company by adjusting the volume and price of rate sensitive assets and liabilities. The Company does not subject itself to foreign currency exchange or commodity price risk due to prohibition through policy and the current nature of operations. The Company did not have any outstanding hedging transactions, such as interest rate swaps, floors or caps, at December 31, 2005.

The Bank's interest rate management strategy is designed to maximize net interest income and preserve the capital of the Company. The Bank's financial instruments are periodically subjected to various simulations whose results are discussed in the following paragraphs. These models are based on actual data from the Bank's financial statements and assumptions about the performance of certain financial instruments. Prepayment assumptions are applied to all mortgage related assets, which includes real estate loans and mortgage-backed securities. Prepayment assumptions are based on a median rate at which principal payments are received on these assets over their contractual term. The rate of principal payback is assumed to increase when rates fall and decrease when rates rise. Term assumptions are applied to non-maturity deposits, which includes demand deposits, NOW accounts, savings accounts, and money market accounts. Demand deposits and NOW accounts are generally assumed to have a term greater than one year since the total amount outstanding does not fluctuate with changes in interest rates. Savings accounts and money market accounts are assumed to be more interest rate sensitive, therefore, a majority of the amount outstanding is assumed to have a term of less than one year. The following table summarizes the results of the simulations that the financial assets and liabilities were subjected to at December 31, 2005 and 2004.

	December 31,	
	2005	2004
Static One-Year Cumulative Gap	1.45%	6.62%
One-Year Net Interest Income Simulation:		
-200 bp Shock vs Stable Rate	-2.33%	-5.86%
+200 bp Shock vs Stable Rate	1.07%	2.61%
Static Net Present Value Change:		
-200 bp Shock vs Stable Rate	-4.63%	-8.65%
+200 bp Shock vs Stable Rate	-10.36%	-8.16%

The Bank uses interest rate sensitivity analysis which uses the term to maturity or repricing for rate sensitive assets and liabilities to measure how well they match. Differences in the terms of rate sensitive assets and liabilities create gaps, which are analyzed for each term segment and analyzed cumulatively. Management focuses on the static one-year cumulative gap to measure its short-term sensitivity position. The Company had a positive static one-year cumulative gap of 1.97% and 6.62% at December 31, 2005 and 2004, respectively. The static one-year cumulative at December 31, 2004 has been adjusted to reflect changes to the Bank's repricing assumptions for deposit accounts. Previously, the repricing of deposits was based on decay assumptions. During 2005, these assumptions were changed to consider the amount of deposits that would reprice given a positive or negative 100 basis point change in the federal funds rate. The positive gap at December 31, 2005 indicates an asset sensitive position. The change in the static one-year cumulative gap from 2004 to 2005 reflects a significant increase in the amount of certificates of deposit, most of which were issued with terms of fifteen months or less. Because this analysis is only a general indication of the Bank's interest rate sensitivity and is based on the balance sheet's composition at a single point of time, no policy limits are established with regard to the static 1-year cumulative gap.

The Bank also measures the potential change in net interest income during a one-year forecast period using a 200 basis point increase and decrease in interest rates, assuming a parallel shift in the U.S. Treasury yield curve. If rates decreased by 200 basis points, net interest income over the following one-year period would have decreased by 2.33% at December 31, 2005 and 5.86% at December 31, 2004, as compared to net interest income in a stable rate environment. Conversely, if rates increased by 200 basis points, net interest income over the following one-year period would have increased by 1.07% at December 31, 2005 and 2.61% at December 31, 2004, as compared to net interest income in a stable rate environment. The results for 2005 and 2004 indicate that the Bank is asset sensitive, where net interest income increases if rates rise and decreases if rates fall. The net interest income simulation results for 2005 as compared to 2004 indicate the Bank is less asset-sensitive and that the balance sheet is structured for a flatter yield-curve. A 200 basis point increase or decrease in interest will not significantly affect the amount of net interest income which will be earned during 2006. The results of this simulation during 2006 will depend heavily on the Bank's ability to restructure and reprice its deposits in reaction to yield curve changes.

Finally, the Bank measures the change in the present value of its balance sheet using a 200 basis point increase and decrease in interest rates, assuming a parallel shift in the U.S. Treasury yield curve. This simulation applies these rate changes to the net present value of the balance sheet, which is derived by subtracting the net present value of liabilities from the net present value of assets. If rates decreased by 200 basis points, the net present value of the balance sheet would have decreased by 4.63% at December 31, 2005 and 8.65% at December 31, 2004. Conversely, if rates increased by 200 basis points, the net present value of the balance sheet would have decreased by 10.36% at December 31, 2005 and 8.16% at December 31, 2004. This simulation indicates the Bank is liability sensitive at December 31, 2005 since the net present value changes by a greater percentage in a rising rate environment. The conflicting result of this simulation, as compared to the net interest income simulation, demonstrates the inherent weakness that the present value is calculated at a given date instead of simulated during a one-year forecast period. The results of this simulation are particularly impacted by the change in the present value of deposits, which is assumed to rise by a significantly greater percentage in a falling rate environment than it would fall in a rising rate environment.

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Eagle Financial Services, Inc.
Berryville, Virginia

We have audited the accompanying consolidated balance sheet of Eagle Financial Services, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Eagle Financial Services, Inc. for each of the two years in the period ended December 31, 2004, were audited by other auditors whose report dated January 26, 2005, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Financial Services, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
February 28, 2006

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Eagle Financial Services, Inc. and Subsidiary
Berryville, Virginia

We have audited the consolidated balance sheets of Eagle Financial Services, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Financial Services, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 26, 2005

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2005 and 2004

(dollars in thousands, except share amounts)

	2005	2004
Assets		
Cash and due from banks	$ 10,041	$ 10,430
Federal funds sold	-	1,612
Securites available for sale, at fair value	57,167	54,651
Securities held to maturity (fair value: 2005, $25,353; 2004, $19,834)	25,526	19,586
Loans, net of allowance for loan losses of $3,582 in 2005 and $3,265 in 2004	352,197	307,833
Bank premises and equipment, net	15,147	13,772
Other assets	6,893	5,927
Total assets	$ 466,971	$ 413,811
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest bearing demand deposits	$ 90,862	$ 82,620
Savings and interest bearing demand deposits	172,434	182,143
Time deposits	109,852	73,564
Total deposits	$ 373,148	$ 338,327
Federal funds purchased and securities sold under agreements to repurchase	8,963	4,833
Federal Home Loan Bank advances	40,000	30,000
Trust preferred capital notes	7,217	7,217
Other liabilities	1,648	1,465
Commitments and contingent liabilities	-	-
Total liabilities	$ 430,976	$ 381,842
Shareholders' Equity		
Preferred stock, $10 par value; 500,000 shares authorized and unissued	$ -	$ -
Common stock, $2.50 par value; authorized 2005, 10,000,000 shares; authorized 2004, 5,000,000 shares; issued 2005, 3,056,986 shares; issued 2004, 1,512,487 shares	7,642	3,781
Surplus	5,369	4,569
Retained earnings	23,554	23,282
Accumulated other comprehensive income	(570)	337
Total shareholders' equity	$ 35,995	$ 31,969
Total liabilities and shareholders' equity	$ 466,971	$ 413,811

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2005, 2004, and 2003

(dollars in thousands, except per share amounts)

	2005	2004	2003
Interest and Dividend Income			
Interest and fees on loans	$ 20,572	$ 16,931	$ 15,165
Interest on federal funds sold	15	93	38
Interest on securities held to maturity:			
Taxable interest income	83	160	345
Interest income exempt from federal income taxes	780	454	331
Interest and dividends on securities available for sale:			
Taxable interest income	2,096	1,460	1,077
Interest income exempt from federal income taxes	99	72	64
Dividends	154	116	127
Interest on deposits in banks	5	2	1
Total interest and dividend income	$ 23,804	$ 19,288	$ 17,148
Interest Expense			
Interest on deposits	$ 4,739	$ 2,856	$ 2,759
Interest on federal funds purchased and securities sold under agreements to repurchase	349	101	72
Interest on Federal Home Loan Bank advances	1,316	1,087	811
Interest on trust preferred capital notes	479	351	330
Total interest expense	$ 6,883	$ 4,395	$ 3,972
Net interest income	$ 16,921	$ 14,893	$ 13,176
Provision For Loan Losses	620	525	650
Net interest income after provision for loan losses	$ 16,301	$ 14,368	$ 12,526
Noninterest Income			
Trust department income	$ 624	$ 482	$ 499
Service charges on deposit accounts	2,013	1,710	1,297
Other service charges and fees	2,196	1,950	1,911
Securities gains	20	156	-
Other operating income	313	468	213
Total noninterest income	$ 5,166	$ 4,766	$ 3,920
Noninterest Expenses			
Salaries and employee benefits	$ 7,853	$ 7,518	$ 6,325
Occupancy expenses	905	935	630
Equipment expenses	660	624	552
Advertising and marketing expenses	402	390	318
Stationery and supplies	348	267	293
ATM network fees	306	254	235
Other operating expenses	2,971	2,534	2,296
Total noninterest expenses	$ 13,445	$ 12,522	$ 10,649
Income before income taxes	$ 8,022	$ 6,612	$ 5,797
Income Tax Expense	2,410	2,002	1,760
Net Income	$ 5,612	$ 4,610	$ 4,037
Earnings Per Share			
Net income per common share, basic	$ 1.84	$ 1.53	$ 1.36
Net income per common share, diluted	$ 1.84	$ 1.53	$ 1.36

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2005, 2004, and 2003
(dollars in thousands, except share and per share amounts)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
Balance, December 31, 2002	$ 3,697	$ 3,546	$ 17,012	$ 147		$ 24,402
Comprehensive income:						
Net income			4,037		$ 4,037	4,037
Other comprehensive income:						
Unrealized holding losses arising during the period, net of deferred income taxes of $67					130	
Minimum pension liability adjustment, net of income taxes of $208					404	
Other comprehensive income, net of income taxes of $275				534	534	534
Total comprehensive income					$ 4,571	
Issuance of common stock, employee benefit plan (2,722 shares)	7	68				75
Issuance of restricted stock, stock incentive plan (2,880 shares)	7	118				125
Unearned compensation on restricted stock		(125)				(125)
Amortization of unearned compensation, restricted stock awards		19				19
Issuance of common stock, dividend investment plan (13,344 shares)	33	380				413
Dividends declared ($0.38 per share)			(1,114)			(1,114)
Balance, December 31, 2003	$ 3,744	$ 4,006	$ 19,935	$ 681		$ 28,366
Comprehensive income:						
Net income			4,610		$ 4,610	$ 4,610
Other comprehensive loss:						
Unrealized holding losses arising during the period, net of deferred income taxes of $125					(242)	
Reclassification adjustment, net of income taxes of $53					(102)	
Other comprehensive loss, net of income taxes of $178				(344)	(344)	(344)
Total comprehensive income					$ 4,266	
Issuance of common stock, employee benefit plan (487 shares)	1	20				21
Issuance of restricted stock, stock incentive plan (3,780 shares)	10	154				164
Unearned compensation on restricted stock		(124)				(124)
Amortization of unearned compensation, restricted stock awards		85				85
Issuance of common stock, dividend investment plan (10,506 shares)	26	428				454
Dividends declared ($0.42 per share)			(1,263)			(1,263)
Balance, December 31, 2004	$ 3,781	$ 4,569	$ 23,282	$ 337		$ 31,969
Comprehensive income:						
Net income			5,612		$ 5,612	5,612
Other comprehensive loss:						
Unrealized holding losses arising during the period, net of deferred income taxes of $460					(894)	
Reclassification adjustment, net of income taxes of $6					(13)	
Other comprehensive loss, net of income taxes of $466				(907)	(907)	(907)
Total comprehensive income					$ 4,705	
Issuance of common stock, employee benefit plan (2,278 shares)	6	92				98
Issuance of restricted stock, stock incentive plan (1,800 shares)	4	85				89
Unearned compensation on restricted stock		(89)				(89)
Income tax benefit on vested restricted stock		9				9
Amortization of unearned compensation, restricted stock awards		184				184
Issuance of common stock, dividend investment plan (11,928 shares)	30	519				549
Dividends declared ($0.50 per share)			(1,519)			(1,519)
Issuance of common stock, stock split (1,528,493 shares)	3,821		(3,821)			-
Balance, December 31, 2005	$ 7,642	$ 5,369	$ 23,554	$ (570)		$ 35,995

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004, and 2003

(dollars in thousands)

	2005	2003	2002
Cash Flows from Operating Activities			
Net income	$ 5,612	$ 4,610	$ 4,037
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	691	714	507
Amortization of intangible and other assets	253	216	260
(Gain) loss on equity investment	13	11	-
Provision for loan losses	620	525	650
Accrual of restricted stock awards	184	85	19
(Gain) on sale of securities	(20)	(156)	-
Premium amortization on securities, net	89	171	254
Deferred tax provision (benefit)	(160)	(32)	104
Changes in assets and liabilities:			
(Increase) in other assets	(772)	(185)	(1,541)
Increase in other liabilities	357	513	78
Net cash provided by operating activities	$ 6,867	$ 6,472	$ 4,368
Cash Flows from Investing Activities			
Proceeds from maturities and principal payments of securities held to maturity	$ 2,709	$ 3,469	$ 6,260
Proceeds from maturities and principal payments of securities available for sale	8,542	9,999	8,799
Proceeds from sales of securities available for sale	728	2,284	-
Purchases of securities held to maturity	(9,130)	(9,166)	(5,181)
Purchases of securities available for sale	(12,746)	(33,471)	(17,490)
Purchases of bank premises and equipment	(2,066)	(1,048)	(6,293)
Net (increase) in loans	(44,984)	(34,695)	(50,711)
Net cash (used in) investing activities	$ (56,947)	$ (62,628)	$ (64,616)
Cash Flows from Financing Activities			
Net increase (decrease) in demand deposit, money market and savings accounts	$ (1,467)	$ 53,908	$ 46,848
Net increase (decrease) in certificates of deposit	36,288	8,888	(7,908)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	4,130	(12,106)	14,030
Net increase in Federal Home Loan Bank advances	10,000	6,956	3,044
Proceeds from trust preferred capital notes	-	-	-
Issuance of common stock, employee benefit plan	98	21	75
Cash dividends paid	(970)	(807)	(701)
Net cash provided by financing activities	$ 48,079	$ 56,860	$ 55,388

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004, and 2003

(dollars in thousands)

	2005	2003	2002
Increase (decrease) in cash and cash equivalents	$ (2,001)	$ 704	$ (4,860)
Cash and Cash Equivalents			
Beginning	12,042	11,338	16,198
Ending	$ 10,041	$ 12,042	$ 11,338
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 6,722	$ 4,313	$ 4,022
Income taxes	$ 2,635	$ 1,864	$ 1,791
Supplemental Schedule of Noncash Investing and Financing Activities:			
Issuance of common stock, dividend investment plan	$ 550	$ 455	$ 413
Issuance of restricted common stock, stock incentive plan	$ 89	$ 164	$ 125
Unrealized gain (loss) on securities available for sale	$ (1,373)	$ (522)	$ 198
Change in minimum pension liability	$ -	$ -	$ (612)

See Notes to Consolidated Financial Statements

NOTE 1. Nature of Banking Activities and Significant Accounting Policies

Eagle Financial Services, Inc. and Subsidiaries (the "Company" or "Corporation") grant commercial, financial, agricultural, residential and consumer loans to customers in Virginia and the Eastern Panhandle of West Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practices within the banking industry.

Principles of Consolidation

Eagle Financial Services, Inc. owns 100% of Bank of Clarke County (the "Bank") and Eagle Financial Statutory Trust I. The consolidated financial statements include the accounts of Eagle Financial Services, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Financial Accounting Standards Board ("FASB") Interpretation No. 46R requires that the Company no longer consolidate Eagle Financial Statutory Trust I. The subordinated debt of the trust is reflected as a liability of the Company.

Trust Assets

Securities and other property held by the Trust Department in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Counties of Clarke and Frederick, Virginia and the City of Winchester, Virginia. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination and commitment fees and direct loan costs are being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield over the life of the related loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Bank Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from 10 to 39 years for buildings and 3 to 10 years for furniture and equipment.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lesser of the fair value of the property, less selling costs or the loan balance outstanding at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Intangible Assets

Acquired intangible assets, such as the value of purchased core deposits, are amortized over the periods benefited, not exceeding fifteen years. The book value of the Company's core deposit intangible asset, resulting from a branch acquisition, was $225,000 at December 31, 2005. The Company estimates that it will expense $45,000 during each of the fiscal years ending December 31, 2006 through 2010 related to the amortization of this intangible asset.

Retirement Plans

The compensation cost of an employee's pension benefit is recognized on the projected unit credit method over the employee's approximate service period.

Stock-Based Compensation Plan

The Company has a stock-based compensation plan as of December 31, 2005 which is described more fully in Note 10. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to its stock-based compensation plan for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
	(dollars in thousands, except per share amounts)		
Net income, as reported	$ 5,612	$ 4,610	$ 4,037
Total stock-based compensation expense based on fair value of all awards, net of taxes	102	29	6
Pro forma net income	$ 5,510	$ 4,581	$ 4,031
Earnings per share:			
Basic - as reported	$ 1.84	$ 1.53	$ 1.36
Basic - pro forma	1.81	1.52	1.35
Diluted - as reported	1.84	1.53	1.36
Diluted - pro forma	1.81	1.52	1.35

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Earnings Per Common Share

Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury method.

The following table shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. Potential dilutive common stock had no effect on income available to common shareholders. Outstanding shares for all years presented have been restated for the retroactive recognition of the two-for-one stock split declared on February 15, 2006 as further disclosed in Note 22.

	2005	2004	2003
Average number of common shares outstanding	3,042,204	3,007,364	2,975,970
Effect of dilutive options	2,772	566	144
Average number of common shares outstanding used to calculate diluted earnings per share	3,044,976	3,007,930	2,976,114

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and minimum pension liability adjustments, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Recent Accounting Pronouncements

In November 2005, FASB Staff Position ("FSP") 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" was issued. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". The FSP applies to investments in debt and equity securities and cost-method investments. The application guidance within the FSP includes items to consider in determining whether an investment is impaired, in evaluating if an impairment is other than temporary and recognizing impairment losses equal to the difference between the investment's cost and its fair value when an impairment is determined. The FSP is required for all reporting periods beginning after December 15, 2005. Earlier application is permitted. The Company does not anticipate the amendment will have a material effect on its financial statements.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement No. 154, ("SFAS No. 154") "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3." The new standard changes the requirements for the accounting for and reporting of a change in accounting principle. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement. " The new standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate this revision will have a material effect on its financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (Revised 2004) (SFAS No. 123R) "Share-Based Payment", which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Share-based compensation arrangements include share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R requires all share-based payments to employees to be valued using a fair value method on the date of grant and expensed based on that fair value over the applicable vesting period. SFAS No. 123R also amends SFAS No. 95 "Statement of Cash Flows" requiring the benefits of tax deductions in excess of recognized compensation cost be reported as financing instead of operating cash flows. The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107"), which expresses the SEC's views regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. Additionally, SAB No. 107 provides guidance related to share-based payment transactions for public companies. The Company will be required to apply SFAS No. 123R as of the annual reporting period that begins after September 15, 2005. Since all outstanding stock options were fully vested at December 31, 2005, as discussed in Note 10, the Company does not anticipate that implementation of SFAS No. 123R will have a material effect on its financial statements.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans purchased by the Company or acquired in business combinations. SOP 03-3 does not apply to loans originated by the Company. The Company adopted the provisions of SOP 03-3 effective January 1, 2005. The initial implementation had no material effect on the Company's financial statements.

NOTE 2. Securities

Amortized costs and fair values of securities available for sale at December 31, 2005 and 2004 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	December 31, 2005 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 31,054	$ 2	$ (587)	$ 30,469
Mortgage-backed securities	17,733	5	(378)	17,360
Obligations of states and political subdivisions	2,593	36	(23)	2,606
Corporate securities	3,616	83	(1)	3,698
Restricted stock	3,034	-	-	3,034
	$ 58,030	$ 126	$ (989)	$ 57,167
	December 31, 2004 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 26,533	$ 102	$ (75)	$ 26,560
Mortgage-backed securities	16,396	112	(31)	16,477
Obligations of states and political subdivisions	1,950	78	(3)	2,025
Corporate securities	7,078	327	-	7,405
Restricted stock	2,184	-	-	2,184
	$ 54,141	$ 619	$ (109)	$ 54,651

The amortized cost and fair value of securities available for sale at December 31, 2005, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

	Amortized Cost	Fair Value
	(in thousands)	
Due in one year or less	$ 3,902	$ 3,888
Due after one year through five years	33,614	33,079
Due after five years through ten years	14,448	14,167
Due after ten years	3,032	2,999
Restricted stock	3,034	3,034
	$ 58,030	$ 57,167

Proceeds from sales and calls of securities available for sale during 2005 and 2004 were $728,000 and $2,284,000, respectively. Gross gains of $23,000 and gross losses of $3,000 were realized on sales and calls during 2005. Gross gains of $156,000 were realized on sales during 2004. There were no sales of securities available for sale during 2003.

The fair value and gross unrealized losses for securities available for sale, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at December 31, 2005 and 2004 were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			December 31, 2005 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 18,227	$ 328	$ 11,740	$ 259	$ 29,967	$ 587
Mortgage-backed securities	13,322	294	2,300	84	15,622	378
Obligations of states and political subdivisions	1,449	23	-	-	1,449	23
Corporate securities	999	1	-	-	999	1
	$ 33,997	$ 646	$ 14,040	$ 343	$ 48,037	$ 989
			December 31, 2004 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 12,919	$ 75	$ -	$ -	$ 12,919	$ 75
Mortgage-backed securities	4,024	21	1,151	10	5,175	31
Obligations of states and political subdivisions	396	3	-	-	396	3
	$ 17,339	$ 99	$ 1,151	$ 10	$ 18,490	$ 109

The Company evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the amount of an unrealized loss, the financial condition of the issuer, and the intent and ability of the Company to retain its investment in the issuer long enough to allow for an anticipated recovery in fair value. At December 31, 2005, the gross unrealized losses totaling $989,000 included seventy-one debt securities. At December 31, 2004, the gross unrealized losses totaling $109,000 included twenty-eight debt securities. In analyzing an issuer's financial condition, the Company considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Since the Company has the ability to hold debt securities until maturity, no unrealized losses are deemed to be other than temporary.

Amortized costs and fair values of securities held to maturity at December 31, 2005 and 2004 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	December 31, 2005 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 1,001	$ -	$ (21)	$ 980
Mortgage-backed securities	501	-	(15)	486
Obligations of states and political subdivisions	24,024	67	(204)	23,887
	$ 25,526	$ 67	$ (240)	$ 25,353
	December 31, 2004 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 1,003	$ -	$ (19)	$ 984
Mortgage-backed securities	1,256	29	(1)	1,284
Obligations of states and political subdivisions	17,327	270	(31)	17,566
	$ 19,586	$ 299	$ (51)	$ 19,834

The amortized cost and fair value of securities being held to maturity at December 31, 2005, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

	Amortized Cost	Fair Value
	(in thousands)	
Due in one year or less	$ 1,585	$ 1,584
Due after one year through five years	3,451	3,450
Due after five years through ten years	20,150	19,979
Due after ten years	340	340
	$ 25,526	$ 25,353

There were no sales of securities being held to maturity during 2005, 2004 and 2003.

The fair value and gross unrealized losses for securities held to maturity, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at December 31, 2005 and 2004 were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			December 31, 2005 (in thousands)			
Obligations of U.S. government corporations and agencies	$ -	$ -	$ 980	$ 21	$ 980	$ 21
Mortgage-backed securities	487	15	-	-	487	15
Obligations of states and political subdivisions	14,172	173	1,011	31	15,183	204
	$ 14,659	$ 188	$ 1,991	$ 52	$ 16,650	$ 240
			December 31, 2004 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 490	$ 10	$ 494	$ 9	$ 984	$ 19
Mortgage-backed securities	662	1	-	-	662	1
Obligations of states and political subdivisions	3,657	29	173	2	3,830	31
	$ 4,809	$ 40	$ 667	$ 11	$ 5,476	$ 51

The Company evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the amount of an unrealized loss, the financial condition of the issuer, and the intent and ability of the Company to retain its investment in the issuer long enough to allow for an anticipated recovery in fair value. At December 31, 2005, the gross unrealized losses totaling $240,000 included fifty-two debt securities. At December 31, 2004, the gross unrealized losses totaling $51,000 included fourteen debt securities. In analyzing an issuer's financial condition, the Company considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Since the Company has the ability to hold debt securities until maturity, no unrealized losses are deemed to be other than temporary.

Securities having a carrying value of $31,032,000 and $27,574,000 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required by law.

NOTE 3. Loans

The composition of loans at December 31, 2005 and 2004 was as follows:

	December 31,	
	2005	2004
	(in thousands)	
Mortgage loans on real estate:		
Construction and land development	$ 42,835	$ 31,821
Secured by farmland	4,322	3,234
Secured by 1-4 family residential properties	160,963	144,377
Other real estate loans	88,897	72,767
Loans to farmers	990	1,322
Commercial and industrial loans	25,237	23,862
Consumer installment loans	32,220	33,472
All other loans	315	243
	$ 355,779	$ 311,098
Less: Allowance for loan losses	3,582	3,265
	$ 352,197	$ 307,833

NOTE 4. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 were as follows:

	December 31,		
	2005	2004	2003
		(in thousands)	
Balance, beginning	$ 3,265	$ 2,867	$ 2,376
Provision charged to operating expense	620	525	650
Recoveries added to the allowance	183	116	99
Loan losses charged to the allowance	(486)	(243)	(258)
Balance, ending	$ 3,582	$ 3,265	$ 2,867

Total loans past due ninety days or greater still accruing interest were $294,000, $64,000 and $70,000 at December 31, 2005, 2004 and 2003, respectively.

There were no impaired loans at December 31, 2005, 2004 or 2003.

Nonaccrual loans excluded from the impaired loan disclosure under FASB 114 totaled $375,000 and $35,000 at December 31, 2005 and 2003, respectively. If interest would have been accrued, such income would have been approximately $18,000 and $1,000 for 2005 and 2003, respectively. There were no nonaccrual loans at December 31, 2004.

NOTE 5. Bank Premises and Equipment, Net

The major classes of bank premises and equipment and the total accumulated depreciation at December 31, 2005 and 2004 were as follows:

	December 31, 2005	December 31, 2004
	(in thousands)	
Land	$ 3,992	$ 2,911
Buildings and improvements	12,075	11,365
Furniture and equipment	5,327	5,070
	$ 21,394	$ 19,346
Less accumulated depreciation	6,247	5,574
Bank premises and equipment, net	$ 15,147	$ 13,772

Depreciation expense on buildings and improvements was $302,000, $334,000 and $201,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Depreciation expense on furniture and equipment was $389,000, $380,000 and $306,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Bank leases certain facilities under operating leases, which expire at various dates through 2032. These leases require payment of certain operating expenses and contain renewal options. The total minimum rental commitment at December 31, 2005 under these leases was due as follows:

	December 31, 2005
	(in thousands)
2006	$ 133
2007	135
2008	137
2009	138
2010	107
Thereafter	957
	$ 1,607

The total building and equipment rental expense was $148,000, $157,000 and $138,000 in 2005, 2004 and 2003, respectively.

NOTE 6. Deposits

The composition of deposits at December 31, 2005 and 2004 was as follows:

	December 31			
	2005		2004	
	(in thousands)			
Noninterest bearing demand deposits	$	90,862	$	82,620
Savings and interest bearing demand deposits:				
NOW accounts	$	63,212	$	70,597
Money market accounts		51,593		50,790
Regular savings accounts		57,629		60,756
	$	172,434	$	182,143
Time deposits:				
Balances of less than $100,000	$	63,197	$	45,468
Balances of $100,000 and more		46,655		28,096
	$	109,852	$	73,564
	$	373,148	$	338,327

The outstanding balance of time deposits at December 31, 2005 was due as follows:

	December 31, 2005	
	(in thousands)	
2006	$	72,850
2007		28,526
2008		3,534
2009		4,607
2010		312
Thereafter		23
	$	109,852

Deposit overdrafts reclassified as loans totaled $107,000 and $106,000 at December 31, 2005 and 2004, respectively.

NOTE 7. Borrowings

The Company, through its subsidiary bank, borrows funds in the form of federal funds purchased, securities sold under agreements to repurchase and Federal Home Loan Bank advances.

Federal fund lines of credit are extended to the Bank by nonaffiliated banks with which a correspondent banking relationship exists. The line of credit amount is determined by the creditworthiness of the Bank and, in particular, its regulatory capital ratios, which are discussed in Note 14. Federal funds purchased generally mature each business day. The following table summarizes information related to federal funds purchased for the years ended December 31, 2005 and 2004:

	December 31,			
	2005		2004	
	(dollars in thousands)			
Balance at year-end	$	2,573	$	-
Average balance during the year		4,731		1,487
Average interest rate during the year		3.74%		1.47%
Maximum month-end balance during the year	$	11,531	$	4,852
Gross lines of credit at year-end		22,000		21,900
Unused lines of credit at year-end		19,427		21,900

Securities sold under agreements to repurchase are borrowings in which the Bank obtains funds from certain customers by selling securities and simultaneously agreeing to repurchase the securities on the next business day at a given price which includes interest. The amount of borrowings through securities sold under agreements to repurchase is restricted by the amount of securities which are designated for these transactions. The following table summarizes information related to securities sold under agreement to repurchase for the years ended December 31, 2005 and 2004:

	December 31,			
	2005		2004	
	(dollars in thousands)			
Balance at year-end	$	6,390	$	4,833
Average balance during the year		6,345		5,917
Average interest rate during the year		2.71%		1.33%
Maximum month-end balance during the year	$	9,612	$	7,847
Securities underlying the agreements at year-end:				
Carrying value		11,790		8,508
Fair value		11,769		8,489

The Bank had a $91,300,000 line of credit with the Federal Home Loan Bank of Atlanta which was secured by $241,240,000 in qualified 1-4 family residential real estate and commercial real estate loans at December 31, 2005. The Company had $40,000,000 in advances outstanding at December 31, 2005;therefore, the unused line of credit totaled $51,300,000. Advances bear interest at a fixed or floating rate depending on the terms and maturity of each advance and numerous renewal options are available to the Company. The Company's $40,000,000 in fixed-rate long-term borrowings with the FHLB at December 31, 2005 matures as follows: $10,000,000 in 2007, $5,000,000 in 2008, $10,000,000 in 2009, $5,000,000 in 2011, and $10,000,000 in 2015. Each advance has provisions for the FHLB to convert the interest rate from a fixed rate to an indexed floating rate for the remainder of the advance's term. If converted, the Company may pay back all or part of an advance without a prepayment penalty. The interest rates on the outstanding long-term advances at December 31, 2005 ranged from 3.01% to 4.94%. The weighted average interest rate on outstanding long-term advances at December 31, 2005 was 3.74%.

NOTE 8. Income Taxes

The net deferred tax asset at December 31, 2005 and 2004 consisted of the following components:

	December 31, 2005	December 31, 2004
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 1,129	$ 1,024
Deferred compensation	106	112
Accrued postretirement benefits	68	65
Hme equity origination costs	99	85
Securities available for sale	293	-
Nonaccrual interest	6	-
Other	52	42
	$ 1,753	$ 1,328
Deferred tax liabilities:		
Property and equipment	$ 604	$ 613
Prepaid pension costs	246	268
Securities available for sale	-	174
Other	8	5
	$ 858	$ 1,060
Net deferred tax asset	$ 895	$ 268

The Company has not recorded a valuation allowance for deferred tax assets because management believes that it is more likely than not that they will be ultimately realized.

Income tax expense for the years ended December 31, 2005, 2004 and 2003 consisted of the following components:

	December 31, 2005	December 31, 2004	December 31, 2003
		(in thousands)	
Current tax expense	$ 2,570	$ 2,034	$ 1,656
Deferred tax provision (benefit)	(160)	(32)	104
	$ 2,410	$ 2,002	$ 1,760

The following table reconciles income tax expense to the statutory federal corporate income tax amount, which was calculated by applying the federal corporate income tax rate to pre-tax income for the years ended December 31, 2005, 2004 and 2003.

	December 31, 2005	December 31, 2004	December 31, 2003
		(in thousands)	
Statutory federal corporate tax amount	$ 2,727	$ 2,248	$ 1,971
Tax-exempt interest income	(315)	(205)	(166)
Low income housing credits	-	-	(46)
Nontaxable life insurance income	-	(46)	(5)
Other	(2)	5	6
	$ 2,410	$ 2,002	$ 1,760

NOTE 9. Pension and Postretirement Benefit Plans

The Company has a funded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary.

The Company provides certain health care and life insurance benefits for six retired employees who have met certain eligibility requirements. All other employees retiring after reaching age 65 and having at least 15 years of service with the Company will be allowed to stay on the Company's group life and health insurance policies, but will be required to pay premiums. The Company's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits, except that the Company's unfunded cost that existed at January 1, 1993 is being accrued primarily in a straight-line manner that will result in its full accrual by December 31, 2013.

The following tables provide a reconciliation of the changes in the benefit obligations and fair value of assets for 2005, 2004 and 2003 and a statement of the funded status at December 31, 2005, 2004 and 2003 for the pension plan and postretirement benefit plan of the Company. The Company uses a December 31st measurement date for its plans.

	Pension Benefits			Postretirement Benefits		
	2005	2004	2003	2005	2004	2003
	(in thousands)					
Change in Benefit Obligation:						
Benefit obligation, beginning	$ 3,615	$ 3,080	$ 2,393	$ 265	$ 323	$ 299
Service cost	350	271	195	-	-	-
Interest cost	215	199	166	15	20	20
Actuarial (gain) loss	(10)	303	384	52	(63)	19
Benefits paid	(176)	(238)	(58)	(14)	(15)	(15)
Benefit obligation, ending	$ 3,994	$ 3,615	$ 3,080	$ 318	$ 265	$ 323
Change in Plan Assets:						
Fair value of plan assets, beginning	$ 2,596	$ 2,402	$ 1,225	$ -	$ -	$ -
Actual return on plan assets	69	132	202	-	-	-
Employer contributions	400	300	1,033	14	15	15
Benefits paid	(176)	(238)	(58)	(14)	(15)	(15)
Fair value of plan assets, ending	$ 2,889	$ 2,596	$ 2,402	$ -	$ -	$ -
Funded Status:						
Funded status	$ (1,105)	$ (1,019)	$ (678)	$ (318)	$ (264)	$ (323)
Unrecognized net actuarial loss	1,776	1,742	1,459	107	58	132
Unrecognized net obligation at transition	-	-	-	13	15	18
Unrecognized prior service cost	34	46	57	-	-	-
Prepaid (accrued) benefits	$ 705	$ 769	$ 838	$ (198)	$ (191)	$ (173)
Amounts Recognized in Consolidated Balance Sheets:						
Prepaid benefit cost	$ 705	$ 769	$ 838	$ -	$ -	$ -
Accrued benefit liability	-	-	-	(198)	(191)	(173)
Intangible asset	-	-	-	-	-	-
Deferred income tax benefit	-	-	-	-	-	-
Accumulated other comprehensive income	-	-	-	-	-	-
Net amount recognized	$ 705	$ 769	$ 838	$ (198)	$ (191)	$ (173)

The accumulated benefit obligation for the pension plan was $2,825,000, $2,498,000 and $2,201,000 at December 31, 2005, 2004 and 2003, respectively.

The following tables provide the components of net periodic benefit cost of the pension plan and postretirement benefit plan for the years ended December 31, 2005, 2004 and 2003:

	Pension Benefits			Postretirement Benefits		
	2005	2004	2003	2005	2004	2003
	(in thousands)					
Components of Net Periodic Benefit Cost:						
Service cost	$ 350	$ 271	$ 195	$ -	$ -	$ -
Interest cost	215	199	166	15	20	20
Expected return on plan assets	(206)	(190)	(108)	-	-	-
Amortization of prior service costs	12	12	12	-	-	-
Amortization of net obligation at transition	-	-	-	3	3	3
Recognized net actuarial loss	93	78	69	3	9	8
Net periodic benefit cost	$ 464	$ 370	$ 334	$ 21	$ 32	$ 31

The benefit obligation for the pension plan was calculated using the following assumptions;weighted average discount rate of 6 .00% for 2005, 6.00% for 2004, and 6.50% for 2003, and rate of compensation increase of 5.00% for all periods.

The net periodic benefit cost for the pension plan was calculated using the following assumptions;weighted average discount ra te of 6.00% for 2005, 6.50% for 2004, and 7.00% for 2003, expected long-term return on plan assets of 8.00% for all periods, and rate of compensation increase of 5.00% for all periods.

The benefit obligation for the postretirement benefit plan was calculated using a weighted average discount rate of 6.00% for 2005, 6.00% for 2004, and 6.50% for 2003. For measurement purposes, a 10.00% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006 and 2007, 8.00% for 2008 and 2009, and 6.00% for 2010 and thereafter. If these rates were increased by 1.00% in each year, the benefit obligation at December 31, 2005 would have increased by $16,000 and the net periodic benefit cost for 2005 would have increased by $1,000. If these rates were decreased by 1.00% in each year, the benefit obligation at December 31, 2005 would have decreased by $15,000 and the net periodic benefit cost for 2004 would have decreased by $1,000.

The following table provides the pension plan's asset allocation as of December 31, 2005 and 2004:

	December 31,	
	2005	2004
Equity securities	58%	63%
Debt securities	36%	36%
Other	6%	1%
Total	100%	100%

The investment policy of the pension plan prescribes certain target allocations for the different types of security within the portfolio. The assets are periodically reallocated to meet these targets and the policy is reviewed periodically, under the advisement of a certified investment advisor, to determine if it should be modified. The policy's objective is to maximize returns without undue exposure to risk. The total return of the portfolio over a three year time period should exceed the greater of 7% annually or the increase in the Consumer Price Index plus 3% annually. The pension plan's allowable investments are: (1) cash and cash equivalents, (2) fixed income securities, which include preferred stocks, corporate debt securities, obligations of the U.S. Government and its agencies, tax-exempt and taxable securities of municipal and state governments and securities convertible to equities, and (3) readily marketable equity securities of U.S. corporations. Investment in the securities of a single issuer (excluding the U.S. Government and its agencies) must not exceed 10% of the total portfolio's market value.

The Company made contributions totaling $400,000 to the pension plan during 2005. This was the anticipated contribution amount, as stated at December 31, 2004. The Company estimates that it will make contributions totaling $1,000,000 during 2006.

Estimated future benefit payments at December 31, 2005, which reflect expected future service, as appropriate, were as follows:

	Pension Benefits	Postretirement Benefits
	(in thousands)	
2006	$ 56	$ 27
2007	55	28
2008	71	29
2009	102	29
2010	134	30
2011 - 2015	1,191	143

NOTE 10. Stock-Based Compensation

During 2003, the Company adopted an incentive stock plan which allows key employees and directors to increase their personal financial interest in the Company. This plan permits the issuance of incentive stock options and non-qualified stock options and the award of stock appreciation rights, common stock, restricted stock, and phantom stock. The plan, as adopted, authorized the issuance of up to 300,000 shares of common stock.

The exercise price of stock options granted under this plan, both incentive and non-qualified, cannot be less than the fair market value of the common stock on the date that the option is granted. The maximum term for an option granted under this plan is ten years and options granted may be subject to a vesting schedule. All of the non-qualified stock options granted under the plan had a ten year term and were subject to a vesting period. On December 30, 2005, the Company's Board of Directors approved the acceleration of the vesting of all unvested stock options outstanding, effective immediately. Except for the accelerated vesting, all other terms of the affected stock options remained unchanged. The Board determined to accelerate the vesting of these options in order to avoid the recognition of compensation expense associated with the affected options under SFAS No. 123R, as discussed in Note 1. The Company anticipates that the aggregate pre-tax compensation expense that will be avoided by this action is approximately $85,000.

In determining the pro forma amounts below, the value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants during 2004 and 2003, respectively: dividend rate of 0.80% and 0.56%, risk-free interest rate of 4.21% and 3.96%, expected volatility of 20.64% and 21.55%, and expected life of 10 years for both periods. The following table summarizes options outstanding at December 31, 2005:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	26,000	$ 21.59	13,000	$ 21.63	-	$ -
Granted	-	-	13,000	21.55	13,000	21.63
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at end of year	26,000	$ 21.59	26,000	$ 21.59	13,000	$ 21.63
Options exercisable at year end	26,000	$ 21.59	4,332	$ 21.63	-	$ -
Weighted average fair value of options granted during the year		$ -		$ 7.75		$ 8.13

The following table summarizes options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 21.63	13,000	7.75	$ 21.63	13,000	$ 21.63
21.55	13,000	8.75	21.55	13,000	21.55
$ 21.55 - 21.63	26,000	8.25	$ 21.59	26,000	$ 21.59

As permitted under the plan, the Company awarded 1,800 shares of restricted stock to the Board of Directors during 2005. The restricted shares are accounted for using the fair market value of the Company's common stock on the date the restricted shares were awarded. The restricted shares issued to directors on July 20, 2005 were subject to a vesting period, whereby, the restrictions lapsed on December 1, 2005.

NOTE 11. Employee Benefits

The Company has established an Employee Stock Ownership Plan (ESOP) to provide additional retirement benefits to substantially all employees. Contributions can be made to the Bank of Clarke County Employee Retirement Trust to be used to purchase the Company's common stock. There were no contributions in 2005, 2004 or 2003.

The Company sponsors a 401(k) savings plan under which eligible employees may choose to save up to 15 percent of their salary on a pretax basis, subject to certain IRS limits. The Company matches 50 percent (up to 6 percent of the employee's salary) of employee contributions with Company common stock or cash, as elected by each employee. The shares for this purpose are provided principally by the Company's employee stock ownership plan (ESOP), supplemented, as needed, by newly issued shares. Contributions under the plan amounted to $120,000 in 2005, $123,000 in 2004 and $81,000 in 2003.

In addition, an Executive Supplemental Income Plan was developed for certain key employees. Benefits are to be paid in monthly installments following retirement or death. The agreement provides that if employment is terminated for reasons other than death or disability prior to age 65, the amount of benefits could be reduced or forfeited. The executive supplemental income benefit expense, based on the present value of the retirement benefits, was $2,000 for 2005, $4,000 for 2004 and $25,000 for 2003. The plan is unfunded, however, life insurance has been acquired on the lives of these employees in amounts sufficient to discharge the plan's obligations.

NOTE 12. Commitments and Contingencies

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, which are not reflected in the accompanying financial statements. These commitments and contingent liabilities include various guarantees, commitments to extend credit and standby letters of credit. The Company does not anticipate any material losses as a result of these commitments.

During the normal course of business, various legal claims arise from time to time which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. These reserve balances include usable vault cash and amounts on deposit with the Federal Reserve Bank. For the final weekly reporting period in the years ended December 31, 2005 and 2004, the amount of daily average required balances were approximately $920,000 and $804,000, respectively. In addition, the Bank was required to maintain a compensating balance on deposit with a correspondent bank in the amount of $250,000 at December 31, 2005 and 2004.

See Note 17 with respect to financial instruments with off-balance-sheet risk.

NOTE 13. Transactions with Directors and Officers

The Bank grants loans to and accepts deposits from its directors, principal officers and related parties of such persons during the ordinary course of business. Loans are granted on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers. The aggregate balance of loans to directors, principal officers and their related parties was $2,156,000 and $5,616,000 at December 31, 2005 and 2004, respectively. These balances reflect total principal additions of $1,899,000 and total principal payments of $5,359,000 during 2005. Deposits are accepted on the same terms, including interest rates, as those prevailing at the time for comparable transactions with other customers. The aggregate balance of deposits from directors, principal officers and their related parties was $5,622,000 at December 31, 2005.

NOTE 14. Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that the Company and the Bank meet all capital adequacy requirements to which they are subject at December 31, 2005 and 2004.

At December 31, 2005, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The following table presents the Company's and the Bank's actual capital amounts and ratios at December 31, 2005 and 2004:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2005:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 46,922	13.44%	$ 27,931	8.00%	N/A	
Bank of Clarke County	$ 43,041	12.39%	$ 27,798	8.00%	$ 34,747	10.00%
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 43,340	12.41%	$ 13,966	4.00%	N/A	
Bank of Clarke County	$ 39,459	11.36%	$ 13,899	4.00%	$ 20,848	6.00%
Tier 1 Capital to Average Assets						
Consolidated	$ 43,340	9.40%	$ 18,438	4.00%	N/A	
Bank of Clarke County	$ 39,459	8.63%	$ 18,296	4.00%	$ 22,870	5.00%
December 31, 2004:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 41,627	13.43%	$ 24,798	8.00%	N/A	
Bank of Clarke County	$ 37,990	12.34%	$ 24,636	8.00%	$ 30,795	10.00%
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 38,362	12.38%	$ 12,399	4.00%	N/A	
Bank of Clarke County	$ 34,725	11.28%	$ 12,318	4.00%	$ 18,477	6.00%
Tier 1 Capital to Average Assets						
Consolidated	$ 38,362	9.47%	$ 16,207	4.00%	N/A	
Bank of Clarke County	$ 34,725	8.65%	$ 16,061	4.00%	$ 20,077	5.00%

NOTE 15. Restrictions On Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the lesser of the Bank's retained earnings or the three preceding years' undistributed net income of the Bank. Loans or advances are limited to 10% of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

At December 31, 2005, the Bank's retained earnings available for the payment of dividends to the Company was $11,576,000. Accordingly, $27,511,000 of the Company's equity in the net assets of the Bank was restricted at December 31, 2005. Funds available for loans or advances by the Bank to the Company amounted to $1,146,000 at December 31, 2005.

NOTE 16. Dividend Investment Plan

The Company has in effect a Dividend Investment Plan, which provides an automatic conversion of dividends into common stock for enrolled shareholders. It is based on 95% of the stock's fair market value on each dividend record date.

NOTE 17. Financial Instruments with Off-Balance-Sheet Risk

The Company, through its subsidiary bank, is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unfunded commitments under lines of credit, and commercial and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2005	2004
Commitments to extend credit	$ 6,626,000	$ 4,195,000
Unfunded commitments under lines of credit	94,326,000	79,106,000
Commercial and standby letters of credit	4,022,000	5,954,000

Commitments to extend credit are agreements to lend to a customer as long as the terms offered are acceptable and certain other conditions are met. Commitments generally have fixed expiration dates or other termination clauses. Since these commitments may expire or terminate, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, with regards to these commitments, is based on management's credit evaluation of the customer.

Unfunded commitments under lines of credit are contracts for possible future extensions of credit to existing customers. Unfunded commitments under lines of credit include, but are not limited to, home equity lines of credit, overdraft protection lines of credit, credit cards, and unsecured and secured commercial lines of credit. The terms and conditions of these commitments vary depending on the line of credit's purpose, collateral, and maturity. The amount disclosed above represents total unused lines of credit for which a contract with the Bank has been established.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in granting loans to customers. The Bank holds collateral supporting these commitments if it is deemed necessary. At December 31, 2005, none of the outstanding letters of credit were collateralized.

The Bank has cash accounts in other commercial banks. The amount on deposit in these banks at December 31, 2005 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $513,000.

NOTE 18. Trust Preferred Capital Notes

On May 23, 2002, Eagle Financial Statutory Trust I (the Trust), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On June 26, 2002, $7,000,000 of trust preferred securities were issued through a pooled underwriting totaling approximately $554 million. The Trust issued $217,000 in common equity to the Company. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2005 was 7.97%. The securities have a mandatory redemption date of June 26, 2032, and are subject to varying call provisions beginning June 26, 2007. The principal asset of the Trust is $7,217,000 of the Company's junior subordinated debt securities with the same maturity and interest rate structures as the capital securities.

The trust preferred securities may be included in Tier I capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier I capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier I capital, if any, may be included in Tier 2 capital. The total amount ($7,000,000) of trust preferred securities issued by the Trust was included in the Company's Tier I capital at December 31, 2005.

The obligations of the Company with respect to the issuance of the capital securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the capital securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

NOTE 19. Quarterly Condensed Statements of Income - Unaudited

The Company's quarterly net income, net income per common share and dividends per common share during 2005 and 2004 are summarized as follows:

	2005 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
Total interest and dividend income	$ 5,428	$ 5,754	$ 6,092	$ 6,530
Net interest income after provision for loan losses	4,005	4,023	4,071	4,202
Noninterest income	1,148	1,348	1,371	1,299
Noninterest expenses	3,208	3,267	3,449	3,521
Income before income taxes	1,945	2,104	1,993	1,980
Net income	1,348	1,462	1,400	1,402
Net income per common share, basic	$ 0.44	$ 0.48	$ 0.46	$ 0.46
Net income per common share, diluted	0.44	0.48	0.46	0.46
Dividends per common share	0.11	0.12	0.13	0.14

	2004 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
Total interest and dividend income	$ 4,499	$ 4,611	$ 4,954	$ 5,224
Net interest income after provision for loan losses	3,350	3,465	3,720	3,833
Noninterest income	962	1,178	1,373	1,253
Noninterest expenses	3,021	3,034	3,022	3,445
Income before income taxes	1,291	1,609	2,071	1,641
Net income	896	1,107	1,456	1,151
Net income per common share, basic	$ 0.30	$ 0.37	$ 0.48	$ 0.38
Net income per common share, diluted	0.30	0.37	0.48	0.38
Dividends per common share	0.10	0.10	0.11	0.11

NOTE 20. Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

Cash and Short-Term Investments/Accrued Interest: The fair value was equal to the carrying amount.

Securities: The fair value, excluding restricted stock, was based on quoted market prices. The fair value of restricted stock approximated the carrying amount based on the redemption provisions of the issuers.

Loans: The fair value of variable rate loans, which reprice frequently and with no significant change in credit risk, was equal to the carrying amount. The fair value of all other loans was determined using discounted cash flow analysis. The discount rate was equal to the current interest rate on similar products.

Deposits and Borrowings: The fair value of demand deposits, savings accounts, and certain money market deposits was equal to the carrying amount. The fair value of all other deposits and borrowings was determined using discounted cash flow analysis. The discount rate was equal to the current interest rate on similar products.

Off-Balance-Sheet Financial Instruments: The fair value of commitments to extend credit was estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the credit worthiness of the counterparties. The fair value of fixed rate loan commitments also considered the difference between current interest rates and the committed interest rates. The fair value of standby letters of credit was estimated using the fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties. At December 31, 2005 and 2004, the fair value of loan commitments and standby letters of credit was considered immaterial.

The carrying amount and fair value of the Company's financial instruments at December 31, 2005 and 2004 were as follows:

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and short-term investments	$ 10,041	$ 10,041	$ 12,042	$ 12,042
Securities	82,693	82,520	74,238	74,486
Loans, net	352,197	351,866	307,833	310,824
Accrued interest receivable	1,935	1,935	1,569	1,569
Financial liabilities:				
Deposits	$ 373,148	$ 372,707	$ 338,327	$ 338,329
Federal funds purchased and securities sold under agreements to repurchase	8,963	8,963	4,833	4,833
Federal Home Loan Bank advances	40,000	38,809	30,000	30,101
Trust preferred capital notes	7,217	7,217	7,217	7,217
Accrued interest payable	404	404	242	242

The Company assumes interest rate risk (the risk that general interest rate levels will change) during its normal operations. As a result, the fair value of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities in order to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay their principal balance in a rising rate environment and more likely to do so in a falling rate environment. Conversely, depositors who are receiving fixed rate interest payments are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting the terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

NOTE 21. Condensed Financial Information – Parent Company Only

EAGLE FINANCIAL SERVICES, INC.
(Parent Company Only)
Balance Sheets
December 31, 2005 and 2004
(dollars in thousands)

	2005	2004
Assets		
Cash held in subsidiary bank	$ 350	$ 219
Securities available for sale	3,083	2,982
Loans	-	41
Investment in subsidiaries, at cost, plus undistributed net income	39,087	35,215
Investment in limited partnership	76	113
Other assets	625	647
Total assets	$ 43,221	$ 39,217
Liabilities and Shareholders' Equity		
Trust preferred capital notes	$ 7,217	$ 7,217
Other Liabilities	9	31
Total liabilities	$ 7,226	$ 7,248
Shareholders' Equity		
Preferred stock	$ -	$ -
Common stock	7,642	3,781
Surplus	5,369	4,569
Retained earnings	23,554	23,282
Accumulated other comprehensive income	(570)	337
Total shareholders' equity	$ 35,995	$ 31,969
Total liabilities and shareholders' equity	$ 43,221	$ 39,217

EAGLE FINANCIAL SERVICES, INC.
(Parent Company Only)
Statements of Income
Years Ended December 31, 2005, 2004 and 2003
(dollars in thousands)

	2005	2004	2003
Income			
Dividends from subsidiary bank	$ 1,200	$ 1,250	$ 800
Interest on loans	1	3	3
Interest and dividends on securities available for sale	155	165	175
Income (loss) on equity investments	(13)	(11)	-
Gain on sale of securities	11	12	-
Other income	10	17	-
Total income	$ 1,364	$ 1,436	$ 978
Expenses			
Interest expense on borrowings	$ 479	$ 351	$ 330
Other operating expenses	152	149	114
Total expenses	$ 631	$ 500	$ 444
Income before income tax (benefit) and equity in undistributed net income of subsidiary bank	$ 733	$ 936	$ 534
Income Tax (Benefit)	(191)	(131)	(158)
Income before equity in undistributed net income of subsidiary bank	$ 924	$ 1,067	$ 692
Equity in Undistributed Net Income of Subsidiary Bank	4,688	3,543	3,345
Net income	$ 5,612	$ 4,610	$ 4,037

EAGLE FINANCIAL SERVICES, INC.
(Parent Company Only)
Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(dollars in thousands)

	2004	2003	2003
Cash Flows from Operating Activities			
Net Income	$ 5,612	$ 4,610	$ 4,037
Adjustments to reconcile net income to net			
cash provided by operating activities			
Amortization	68	70	81
(Gain) loss on equity investment	13	11	0
Premium amortization (discount accretion) on securities	(1)	1	2
(Gain) on securities	(11)	(12)	-
Undistributed earnings of subsidiary bank	(4,688)	(3,543)	(3,344)
Changes in assets and liabilities:			
(Increase) decrease in other assets	7	(273)	(32)
Increase (decrease) in other liabilities	4	7	(2)
Net cash provided by operating activities	$ 1,004	$ 871	$ 742
Cash Flows from Investing Activities			
Purchase of securities available for sale	$ (835)	$ (634)	$ (1,210)
Proceeds from maturities of securities available for sale	609	457	1,210
Proceeds from sales of securities available for sale	-	-	-
Equity investment in subsidiary bank	-	-	-
Net (increase) decrease in loans	41	16	3
Net cash provided by (used in) investing activities	$ (185)	$ (161)	$ 3
Cash Flows from Financing Activities			
Cash dividends paid	$ (970)	$ (807)	$ (701)
Fractional shares purchased	-	-	0
Proceeds from issuance of common stock, employee benefit plan	98	21	75
Reimbursement for deferred compensation plan	184	124	19
Proceeds from trust preferred capital notes	-	-	-
Net cash provided by (used in) financing activities	$ (688)	$ (662)	$ (607)
Increase in cash	$ 131	$ 48	$ 138
Cash			
Beginning	$ 219	$ 171	$ 33
Ending	$ 350	$ 219	$ 171
Supplemental Schedule of Noncash Investing and Financing Activities:			
Issuance of restricted common stock, stock incentive plan	$ 89	$ 164	$ 125

NOTE 22. Subsequent Events

Stock Split

On February 15, 2006, the Board of Directors declared a two-for-one stock split of the Company's common stock, payable on March 15, 2006 to shareholders of record as of March 1, 2006. Following the stock split, the par value of the Company's common stock remained at $2.50 per share. As part of this stock split, the Board approved amending the Company's Articles of Incorporation, effective March 1, 2006, to increase the number of authorized shares of common stock from 5,000,000 to 10,000,000. As permitted by Virginia law, this amendment did not require shareholder approval.

The Company has reflected the stock split in the presentation of the December 31, 2005 financial statements as required by generally accepted accounting principles. All share and per share amounts have been adjusted to reflect the effects of the stock split.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information required by Part III, Item 10. is incorporated herein by reference to the Proxy Statement for the 2006 Annual Meeting of Shareholders to be held May 17, 2006.

Item 11. Executive Compensation.

The information required by Part III, Item 11. is incorporated herein by reference to the Proxy Statement for the 2006 Annual Meeting of Shareholders to be held May 17, 2006.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Part III, Item 12. is incorporated herein by reference to the Proxy Statement for the 2006 Annual Meeting of Shareholders to be held May 17, 2006.

Item 13. Certain Relationships and Related Transactions

The information required by Part III, Item 13. is incorporated herein by reference to the Proxy Statement for the Company's 2006 Annual Meeting of Shareholders to be held May 17, 2006.

Item 14. Principal Accounting Fees and Services

The information required by Part III, Item 14. is incorporated herein by reference to the Proxy Statement for the Company's 2006 Annual Meeting of Shareholders to be held May 17, 2006.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The financial statements are filed as part of this Annual Report on Form 10-K within Item 8.

(a)(2) Financial Statement Schedules

All financial statement schedules are omitted since they are not required, or are not applicable, or the required information is given in the financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits, as applicable, are filed with this Form 10-K or incorporated by reference to previous filings.

Exhibit No.	Description
3.1	Articles of Incorporation of the Company, restated in electronic format only as of March 1, 2006 (incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated March 1, 2006).
3.2	Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-4, Registration No. 33-43681).
10.1	Description of Executive Supplemental Income Plan (incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996). *
10.5	Employment Agreement of John R. Milleson (incorporated herein by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003). *
10.6	Employment Agreement of James W. McCarty, Jr. (incorporated herein by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003). *
10.7	Employment Agreement of Elizabeth M. Pendleton (incorporated herein by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003). *
10.8	Eagle Financial Services, Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8, Registration No. 333-118319). *
10.9	Employment Agreement of John E. Hudson. *
21.1	Subsidiaries of the Company.
23.1	Consent of Yount, Hyde & Barbour, P.C.
23.2	Consent of Smith Elliott Kearns & Company, LLC.
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contracts and compensatory plans and arrangements.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 30th day of March, 2006.

Eagle Financial Services, Inc.

By: /s/ JOHN R. MILLESON

John R. Milleson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 30, 2006.

Signature	Title
/s/ JOHN R. MILLESON John R. Milleson	President, Chief Executive Officer, and Director (principal executive officer)
/s/ JAMES W. MCCARTY, JR. James W. McCarty, Jr.	Vice President, Chief Financial Officer, and Secretary-Treasurer (principal financial and accounting officer)
/s/ JOHN D. HARDESTY John D. Hardesty	Chairman of the Board and Director
/s/ LEWIS M. EWING Lewis M. Ewing	Director
/s/ THOMAS T. BYRD Thomas T. Byrd	Director
/s/ THOMAS T. GILPIN Thomas T. Gilpin	Director
/s/ MARY BRUCE GLAIZE Mary Bruce Glaize	Director
/s/ ROBERT W. SMALLEY, JR. Robert W. Smalley, Jr.	Director
/s/ RANDALL G. VINSON Randall G. Vinson	Director
/s/ JAMES T. VICKERS James T. Vickers	Director
/s/ JAMES R. WILKINS, JR James R. Wilkins, Jr.	Director

EXHIBIT 31.1

CERTIFICATION BY CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John R. Milleson, certify that:

1. I have reviewed this annual report on Form 10-K of Eagle Financial Services, Inc. for the year ended December 31, 2005;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2006

John R. Milleson
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION BY CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James W. McCarty, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Eagle Financial Services, Inc. for the year ended December 31, 2005;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2006

James W. McCarty Jr.

James W. McCarty, Jr.
Vice President, Chief Financial Officer, and Secretary/Treasurer

EXHIBIT 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of Eagle Financial Services, Inc. (the "Company") for the period ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to our knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

John R. Milleson

John R. Milleson
President and Chief Executive Officer

James W. McCarty Jr.

James W. McCarty, Jr.
Vice President and Chief Financial Officer

Date: March 30, 2006

EAGLE FINANCIAL SERVICES, INC. ANNUAL MEETING:

The annual Shareholders' meeting will be held at John H. Enders Fire Hall, 9 South Buckmarsh Street, Berryville, Virginia on Wednesday, May 17, 2006 at 12 noon.

CORPORATE HEADQUARTERS:

2 East Main Street, Berryville, Virginia 22611

CORPORATE MAILING ADDRESS:

Post Office Box 391, Berryville, Virginia 22611

TRANSFER AGENT:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

INTERNET ADDRESS:

www.bankofclarke.com

EMAIL ADDRESS:

customerservice@bankofclarke.com

FORM 10K:

A copy of the Company's 2005 Form 10K annual report to the Securities and Exchange Commission may be obtained without charge on the investor relations page of our website (www.bankofclarke.com) or upon written request.

EAGLE FINANCIAL SERVICES, INC. DIVIDEND RENIVESTMENT PLAN:

Shareholders of record can acquire additional common stock through automatic reinvestment of quarterly dividends. For more information or to sign up, contact the Transfer Agent.

EAGLE FINANCIAL SERVICES, INC.
2 EAST MAIN STREET
BERRYVILLE VA 22611